Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

dated as of

April 7, 2015

among

ZEP INC.,

NM Z PARENT INC.

and

NM Z MERGER SUB INC.

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), is dated as of April 7, 2015, among Zep Inc., a Delaware corporation (the “Company”), NM Z Parent Inc., a Delaware corporation (“Parent”), and NM Z Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Subsidiary”).  The Company, Parent and Merger Subsidiary are sometimes hereinafter referred to individually as a “Party” and collectively as the “Parties”.

W I T N E S S E T H :

WHEREAS, the respective Boards of Directors of the Company, Parent and Merger Subsidiary have approved the execution of this Agreement and the transactions contemplated hereby and declared it advisable that the respective stockholders of the Company and Merger Subsidiary approve and adopt this Agreement pursuant to which, among other things, Parent would acquire the Company by means of a merger of Merger Subsidiary with and into the Company on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, Parent is delivering to the Company a limited guaranty of Investor in favor of the Company, dated as of the date hereof, with respect to certain obligations of Parent arising under, or in connection with, this Agreement; and

WHEREAS, prior to the execution of this Agreement, the Company has amended that certain Stockholder Protection Rights Plan dated as of October 30, 2007, as amended by that certain First Amendment to Stockholder Protection Rights Agreement dated as of January 22, 2009 (as so amended, the “Rights Plan”) by entering into a second amendment to the Rights Plan with American Stock Transfer and Trust Company (as successor-in-interest to Mellon Investor Services LLC), the rights agent.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the Parties, intending to be legally bound, hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.01.                          Definitions.

(a)                                 As used herein, the following terms have the following meanings:

“Acceptable Confidentiality Agreement” means a confidentiality agreement (i) in effect on February 27, 2015 or (ii) entered into on or after February 27, 2015 that contains provisions that are not materially less favorable to the Company than those contained in the Confidentiality Agreement; provided that such confidentiality agreement may contain a less restrictive or no standstill restriction; provided, further, that any Acceptable Confidentiality Agreement (or any amendment to any Acceptable Confidentiality Agreement) entered into after the date hereof shall not contain any provision that prohibits the Company from providing to Parent any of the information required to be provided to Parent under Section 6.04 within the time periods contemplated thereby.

“Acquisition Proposal” means, other than with respect to the transactions contemplated by this Agreement or any other transaction involving Parent or any of its Affiliates, on the one hand, and the Company, on the other hand, any inquiry, offer or proposal relating to (i) any acquisition or purchase, direct or indirect, of 20% or more of the consolidated assets of the Company and its Subsidiaries (as determined on a book value basis), assets of the Company and its Subsidiaries representing 20% or more of the consolidated net revenues or consolidated net income of the Company and its Subsidiaries, or 20% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company (as determined on a book value basis), (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in any Person or “group” (as defined under Section 13(d) of the 1934 Act) beneficially owning 20% or more of any class of equity or voting securities of the Company or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company (as determined on a book value basis), (iii) any sale, lease, exchange, transfer, joint venture, license or other disposition of 20% or more of the consolidated assets of the Company (as determined on a book value basis), including through the acquisition of one or more of its Subsidiaries owning such assets, or (iv) a merger, consolidation, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 20% or more of the consolidated assets of the Company (as determined on a book value basis).

“Action” means any claim, action, suit, audit, investigation, arbitration or proceeding by or before any Governmental Authority or arbitral body.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly Controlling, Controlled by, or under common Control with such Person.

“Anti-Corruption Laws” means the U.S. Foreign Corrupt Practices Act, the Canadian Corruption of Foreign Public Officials Act, the U.K. Bribery Act of 2012, any laws enacted pursuant to, or arising under, the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, or any other laws or regulations relating to bribery or corruption.

“Applicable Law” means, with respect to any Person, any federal, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar legal requirement enacted, adopted or promulgated by a Governmental Authority that is binding upon or applicable to such Person, as amended, unless expressly specified otherwise.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Circumstance” means any event, change, occurrence, condition, development, state of facts or circumstance.

“Code” means the Internal Revenue Code of 1986, as amended.

“Commitment Letters” means the Debt Commitment Letter and the Equity Commitment Letter.

“Company Balance Sheet” means the consolidated balance sheet of the Company as of November 30, 2014 and the footnotes thereto set forth in the Company’s quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2014.

“Company Balance Sheet Date” means November 30, 2014.

“Company Disclosure Letter” means the disclosure letter, dated the date hereof, regarding this Agreement that has been provided by the Company to Parent and Merger Subsidiary.

“Company Employee” means, at any specified time, an employee of the Company or any of its Subsidiaries at such time.

“Company Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA, (ii) employment, severance, change in control, transaction bonus, retention or other similar Contract or plan, or (iii) other plan or Contract providing for compensation, bonuses, equity or equity-based compensation or other forms of incentive or deferred compensation, change in control, retention, equity purchase, fringe benefits, perquisites, tax gross-ups, disability or sick leave benefits, paid time off, supplemental unemployment benefits, retiree medical benefits, post-employment or retirement benefits, or other employee benefits, in each case that is sponsored, maintained, administered, contributed to, required to be contributed to, or entered into by the Company or any of its Subsidiaries for the benefit of any current or former officer, employee, director, or individual consultant, or with respect to which the Company or any of its Subsidiaries has any liability (contingent or otherwise), but excluding any Company International Plan.

“Company International Plan” means any employee benefit plan or other similar arrangement established, contributed to or maintained outside the United States by the Company or any of its Subsidiaries primarily for the benefit of current or former officers, employees, directors, or individual consultants residing outside the United States, or with respect to which the Company or any of its Subsidiaries has any liability (contingent or otherwise).

“Company IT Assets” means the Company Software, Company Websites and other material IT Assets used or held for use in the operation of the business of the Company and its Subsidiaries as currently conducted.

“Company Material Adverse Effect” means (i) a material adverse effect on the financial condition, business, assets, liabilities or results of operations of the Company and its Subsidiaries, taken as a whole, or (ii) any Circumstance that would prevent or materially impair the ability of the Company and its Subsidiaries to consummate the Merger and the other transactions contemplated by this Agreement, in each case, excluding any effect resulting from any Circumstance resulting from or arising out of (A) changes in GAAP or any other accounting requirements applicable to any industry in which the Company or any of its Subsidiaries operates, (B) changes in the financial, securities, debt or financing markets generally, or general economic or political conditions in the United States or any other country or region in which the Company or any of its Subsidiaries does business, including any significant shutdown of the U.S. federal government, (C) changes in Applicable Law or interpretations thereof, (D) acts or declarations of war or other armed hostilities, sabotage, terrorism (including cyber-terrorism or cyber-attacks) or natural disasters or weather-related events or conditions, (E) the execution and delivery of this Agreement or the announcement or consummation of the transactions contemplated by this Agreement or the identity of, or any facts or circumstances relating to, Parent, including the impact thereof on the relationships, contractual or otherwise, of the Company or any of its Subsidiaries with employees, customers, suppliers or other Third Parties or any litigation, action, suit, proceeding or investigation involving or with respect to this Agreement or any of the transactions contemplated by this Agreement, (F) any failure, in and of itself, by the Company or any of its Subsidiaries to meet any internal or published estimates, budgets, projections, forecasts or predictions of financial performance for any period (it being understood that the underlying cause of such failure (if not otherwise falling within one of the other exceptions provided in this definition) may be taken into account in determining whether or not there has been a Company Material Adverse Effect), including as a result of any failure of the Company or any of its Subsidiaries to realize the anticipated benefits of any product launch, initiative or roll-out or other initiative, (G) any action taken (or omitted to be taken) at the written request, or with the prior written consent, of Parent or Merger Subsidiary, (H) the price and/or trading volume of the Company Stock on the NYSE or any other market in which such securities are quoted for purchase and sale, (I) any action taken by Parent, the Company or any of their respective Subsidiaries or Affiliates that is required or expressly contemplated pursuant to this Agreement (including pursuant to Section 8.01), including any actions required under this Agreement to obtain any approval or authorization under antitrust, competition, trade regulation, or other Applicable Laws for the consummation of the Merger, (J) any litigation, action, suit, proceeding or investigation made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) that assert allegations of a breach of fiduciary duty relating to this Agreement, violations of securities laws in connection with the Proxy Statement or otherwise arising out of any of the transactions contemplated by this Agreement or (K) any strikes, lockouts, work stoppages or slowdowns, pickets, boycotts, unfair labor practice charges, labor disputes, or grievances involving any Company Employee subject to a collective bargaining agreement; provided that any Circumstance referred to in clauses (A), (B), (C) or (D) may be taken into account in determining whether or not there has been, or is reasonably expected to be, a Company Material Adverse Effect only if such Circumstance has a materially disproportionate adverse effect (and solely to the extent of such materially disproportionate adverse effect) on the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and its Subsidiaries operate.

“Company Software” means all material Software owned by the Company or its Subsidiaries and other material Software that is licensed for use in the operation of the business of the Company or its Subsidiaries as currently conducted.

“Company Stock” means the common stock, $0.01 par value, of the Company.

“Company Websites” means all material Internet or intranet websites owned and/or operated by or for the Company or any Subsidiary in the operation of the business of the Company and its Subsidiaries as currently conducted.

“Company 10-K” means the Company’s annual report on Form 10-K for the fiscal year ended August 31, 2014.

“Compliant” means, as of any time of determination, with respect to the Required Financial Information, that such Required Financial Information, taken as a whole, at such time does not contain any untrue statement of a material fact regarding the Company or any of its Subsidiaries or omit to state any material fact regarding the Company or any of its Subsidiaries required to be stated therein or necessary in order to make the Required Financial Information, in light of the circumstances under which the statements contained in the Required Financial Information are made, not materially misleading.

“Confidentiality Agreement” means the confidentiality agreement, dated March 19, 2014, between the Company and New Mountain Capital, LLC, as amended February 27, 2015.

“Contract” means any agreement, contract, arrangement or understanding to which a party is bound or to which its assets or properties are subject, whether oral or written, and any amendments, supplements and modifications thereto.

“Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.

“Debt Financing Documents” means the definitive credit documentation required to be executed and delivered as a condition to the consummation of the Financing to be provided pursuant to the Debt Commitment Letter, including: all (i) credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures, notes, intercreditor agreements and security documents pursuant to which the Financing will be governed or otherwise contemplated by the Debt Commitment Letter, (ii) officer, secretary, solvency and perfection certificates, legal opinions, corporate organizational documents, good standing certificates, Lien searches, and resolutions contemplated by the Debt Commitment Letter, (iii) documentation and other information required by bank regulatory authorities under applicable “know-your-customer” and anti-money laundering rules and regulations and (iv) agreements, documents or certificates that facilitate the creation of Liens securing the Financing (including original copies of all certificated securities (with transfer powers executed in blank), control agreements, surveys, title insurance, landlord consents and access letters) as required by the Debt Commitment Letter.

“Delaware Law” means the General Corporation Law of the State of Delaware.

“Environmental Laws” means any foreign, federal, state or local statutes, laws (including international conventions, protocols and treaties), common law, regulations or rules, ordinances, legally binding guidance documents, and any applicable judicial and administrative decisions, orders and decrees relating to the protection of the environment, pollution, contamination, health and safety or Hazardous Substances.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” of any entity means any other entity that, together with the first entity, would be treated as a single employer under Section 414 of the Code or Section 4001(b)(1) of ERISA, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“ESPP” means the Zep Inc. Employee Stock Purchase Plan, effective as of October 31, 2007.

“Facilities” means all real property owned, leased or operated by the Company or any of its Subsidiaries and any buildings, facilities, or structures located on, in, under, or above such real property.

“Financing” means the Debt Financing and the Equity Financing.

“Financing Sources” means the Lenders and their Affiliates, and their respective partners, stockholders, members, directors, officers, employees, advisors, agents and representatives of the foregoing and their successors and assigns.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Government Official” means any foreign or domestic government official or employee, including officials or employees of state-owned or controlled enterprises and institutions, officials or employees of any foreign or domestic political parties or political campaigns, or any other person acting on behalf of the foregoing.

“Hazardous Substance” means (i) any substance that is listed, classified or regulated under any Environmental Laws; (ii) any petroleum product or by-product, asbestos-containing material, polychlorinated biphenyls, radioactive material or radon; or (iii) any other substance that is the subject of regulatory action, or that could give rise to liability, under any Environmental Laws.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Intellectual Property” means trademarks, service marks, trade names, trade dress, domain names, mask works, inventions, patents, utility models, proprietary designs, copyrights, rights of privacy and publicity, confidential and proprietary information, including trade secrets and know-how (including any registrations or applications for registration of any of the foregoing) or any other similar type of proprietary rights.

“Intervening Event” means any Circumstance that was not known to the Board of Directors of the Company on the date hereof (or, if known, the consequences of which were not reasonably foreseeable to the Board of Directors of the Company as of the date hereof), which

Circumstance (or the consequences thereof) becomes known to the Board of Directors of the Company before receipt of the Company Stockholder Approval.

“IT Assets” means Software, computer systems, servers, computers, computer hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and other information technology equipment, in each case, primarily used for storing, retrieving and transmitting information in electronic form, and all associated documentation.

“Investor” means New Mountain Partners IV, L.P.

“knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 1.01(a) of the Company Disclosure Letter and (ii) with respect to Parent, the actual knowledge of the individuals listed on Section 1.01(a) of the Parent Disclosure Letter.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other similar adverse claim in respect of such property or asset.

“Marietta Fire” means the fire at the Company’s aerosol plant located in Marietta, Georgia occurring on or about May 23, 2014.

“Marketing Period” means the first period of fifteen consecutive Business Days after the date of this Agreement commencing on the first Business Day after Parent shall have received the Required Financial Information that is Compliant; provided that such period (a) shall exclude July 3, 2015 and (b) shall end on or prior to August 21, 2015, or begin on or after September 8, 2015.

“Multiemployer Plan” means a multiemployer plan as defined in Section 4001(a)(3) of ERISA.

“1933 Act” means the Securities Act of 1933.

“1934 Act” means the Securities Exchange Act of 1934.

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, injunction, judgment or decree of any Governmental Authority.

“Parent Disclosure Letter” means the disclosure letter, dated the date hereof, regarding this Agreement that has been provided by Parent to the Company.

“Parent Material Adverse Effect” means any effect or Circumstance that would reasonably be expected to prevent or materially impair the ability of Parent or Merger Subsidiary to consummate the Merger or any of the other transactions contemplated hereby.

“PBGC” means the Pension Benefit Guaranty Corporation.

“Permitted Lien” means (i) any Lien for Taxes or other governmental charges or assessments not yet due or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statement in accordance with GAAP, (ii) mechanics’, materialmen’s, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the ordinary course of business and with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in the applicable financial statements in accordance with GAAP, (iii) Liens imposed or promulgated by Applicable law or any Governmental Authority with respect to real property, including zoning, building or similar restrictions, excluding any Liens created by or on account of the violation of any of the foregoing, (iv) pledges or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other social security legislation, (v) utility and other easements, minor encroachments, imperfections in title, charges, rights of way (whether recorded or unrecorded), restrictions, declarations, covenants, conditions, defects and other Liens that do not individually or in the aggregate materially interfere with the present occupancy or use of the respective Properties or otherwise materially impair the business operations of the Company and its Subsidiaries, taken as a whole, (vi) matters disclosed by any existing title insurance policies or title reports, when copies of the same have been made available to Parent, (vii) non-exclusive licenses granted by the Company or any of its Subsidiaries in the ordinary course of business for Intellectual Property owned by the Company or any of its Subsidiaries, or (viii) any item listed on Section 1.01(b) of the Company Disclosure Letter.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Previously Disclosed” means disclosed by the Company (i) in the Company Disclosure Letter, or (ii) at least three Business Days prior to the execution of this Agreement in the publicly available Company SEC Documents (other than disclosures in the “Risk Factors” or “Forward Looking Statements” sections of such reports or any other disclosures in such reports to the extent they are similarly predictive or forward-looking in nature).

“Release” means any release, spill, emission, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, disposal, dumping, dispersing, leaching or migrating in, into, onto or through the environment.

“Related Party” means, with respect to any Person, such Person’s Affiliates, directors, officers or managers.

“Required Financial Information” means (i) all financial and other information required by clauses (a) and (b) of paragraph 7 of Exhibit C to the Debt Commitment Letter, and (ii) all financial information relating to the Company and its Subsidiaries necessary to permit Parent to prepare the information described in clause (c) of paragraph 7 of Exhibit C to the Debt Commitment Letter.

“Rights” has the meaning set forth in the Rights Plan.

“SEC” means the Securities and Exchange Commission.

“Software” means (a) computer programs, applications, systems and code, including source code and object code, (b) data and databases, (c) development and design tools, library functions and compilers, and (d) graphical user interfaces and the contents and audiovisual displays of websites, together with documentation related thereto.

“Subsidiary” means, with respect to any Person, any entity of which (i) securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions or (ii) more than 50% of the securities or other ownership interests, are at any time directly or indirectly owned by such Person.

“Superior Proposal” means a bona fide written Acquisition Proposal for at least a majority of the outstanding shares of Company Stock or more than 50% of the consolidated assets of the Company and its Subsidiaries (or assets of the Company and its Subsidiaries representing more than 50% of the consolidated net revenues or consolidated net income of the Company and its Subsidiaries) that the Board of Directors of the Company determines in good faith, after considering the advice of its outside legal counsel and a financial advisor of nationally recognized reputation and taking into consideration (i) all legal, financial, regulatory and other aspects of such Acquisition Proposal (including conditions to closing, financing, regulatory approvals, likelihood and timing of consummation, and the identity of the Person making such Acquisition Proposal), and (ii) the terms of this Agreement including any revisions to this Agreement made or proposed in writing by Parent pursuant to Section 6.04(d) prior to the time of determination, is more favorable to the Company’s stockholders (solely in their capacity as such) than the transactions provided hereunder.

“Tax” means (i) any tax, assessment, levy, duty, fee or charge of any kind whatsoever (including, but not limited to, withholding, abandoned or unclaimed property (escheat), income, alternative, minimum, add-on minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, intangibles, windfall profits, gross receipts, value added, sales, use, goods and services, excise, customs duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental (including taxes under Section 59A of the Code), natural resources, real property, personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, estimated or other similar tax, assessment, duty, levy or fee), together with any and all interest, penalty, addition to tax or additional amount, in each case, imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, successor or by operation of law and (ii) in the case of any Person, liability for the payment of any amount of the type described in clause (i) as a result of being or having been a member of an affiliated, consolidated, combined or unitary group, or by Contract (including by being a party to any Tax Sharing Agreement).

“Tax Return” means any report, return, form, claim for refund, document, declaration or other information or filing supplied or required to be supplied to any Taxing Authority or any other Person relating to any Tax, including any amendments thereof, any schedule or attachment thereto, information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information.

“Tax Sharing Agreements” means all prior and existing agreements or arrangements (whether or not written) legally binding on a Person that provide for the payment, allocation, apportionment, sharing, assignment, guarantee of or indemnification for any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

(b)                                 Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acquisition Proposal Documentation	6.04(b)
Adverse Recommendation Change	6.04(d)
Agreement	Preamble
Antitrust Division	8.01(b)
Approvals	8.01(a)
Bankruptcy and Equity Exception	4.02(a)
Certificates	2.03
Closing	2.01
Closing Date	2.01
Company	Preamble
Company Board Recommendation	4.02(a)
Company Performance Shares	2.05(d)
Company Performance Stock Unit Award	2.05(e)
Company Restricted Shares	2.05(b)
Company Restricted Stock Unit Award	2.05(c)
Company SEC Documents	4.07(a)
Company Securities	4.05(b)
Company Share Units	2.05(f)
Company Stock Option	2.05(a)
Company Stockholder Approval	4.02(a)
Company Stockholder Meeting	6.02
Company Subsidiary Securities	4.06(b)
Contingent Worker	4.18(c)
Continuing Employee	7.05(a)
D&O Insurance	7.04(c)
Debt Commitment Letter	5.07
Debt Financing	5.07(b)
Debt Financing Letter	5.07
Deferred Stock Units	2.05(g)
Director Plan	2.05(g)
Effective Time	2.01
e-mail	11.01

Term	Section
End Date	10.01(b)(i)
Environmental Permits	4.19(b)
Equity Commitment Letter	5.07(b)
Equity Financing	5.07(b)
Exchange Agent	2.03
Excluded Party	6.04(b)
FTC	8.01(b)
Go-Shop Termination Fee	11.04(b)(i)
Indemnified Person	7.04(a)
Insurance Policy	4.21(a)
Lease	4.14(b)
Leased Real Property	4.14(b)
Lenders	5.07(b)
Limited Guaranty	5.13
Material Contract	4.20(a)
Merger	2.01
Merger Consideration	2.02
Merger Subsidiary	Preamble
Negotiation Period	6.04(d)
No-Shop Period Start Date	6.04(a)
Omnibus Plan	2.05(a)
Owned Real Property	4.14(c)
Parent	Preamble
Parent Liability Termination	11.04
Parent Plans	7.05(b)
Parent Termination Fee	11.04(b)(ii)
Parent Written Consent	5.02
Parties	Preamble
Party	Preamble
Preferred Shares	4.05(a)
Proceeding	7.04(a)
Process Agent	11.08
Properties	4.14(d)
Proxy Statement	8.02(a)
Recoverable Amounts	11.04(f)
Representatives	6.04(a)
Rights Plan	Recitals
Solvent	5.08
Substitute Financing	8.03(b)
Supplemental Plan	2.05(f)
Surviving Corporation	2.01
Takeover Statutes	4.25
Termination Fee	11.04(b)(i)
Top Customers	4.22(a)(i)
Top Suppliers	4.22(a)(ii)

Term	Section
Uncertificated Shares	2.03
WARN Act	4.18(d)

Section 1.02.                          Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits, and Schedules are to Articles, Sections, Exhibits, and Schedules of this Agreement unless otherwise specified.  All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words (i) “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import and (ii) “in the ordinary course of business” are used in this Agreement, they shall be deemed to be followed by the words “consistent with past practice”, whether or not they are in fact followed by those words or words of like import..  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time on or prior to the Effective Time and to any rules or regulations promulgated thereunder on or prior to the Effective Time.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.

ARTICLE 2

THE MERGER

Section 2.01.                          The Merger.

(a)                                 At the Effective Time, Merger Subsidiary shall be merged (the “Merger”) with and into the Company in accordance with Delaware Law, whereupon the separate existence of Merger Subsidiary shall cease, and the Company shall be the surviving corporation (the “Surviving Corporation”).

(b)                                 Subject to the provisions of Article 9, the closing of the Merger (the “Closing”) shall take place in Atlanta, Georgia at the offices of King & Spalding LLP, 1180 Peachtree Street NE, Atlanta, Georgia 30309, as soon as possible after, but in any event no later than two Business Days after, the date the conditions set forth in Article 9 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing) have been satisfied or, to the extent permissible, waived by the Party or Parties entitled to the benefit of such conditions, or at such other place, at such other time or on such other date as Parent and the Company may mutually agree in writing.  Notwithstanding the immediately preceding sentence, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article 9 (other than those conditions that by their nature cannot be satisfied until the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any Business Day before or during the Marketing Period as may be specified by Parent on no less than three Business Days’ prior notice to the Company and (b) the second Business Day after the final day of the Marketing Period, or on such other date as is mutually agreed in writing by Parent and the Company.  The date upon which the Closing occurs is referred to herein as the “Closing Date”.

(c)                                  At the Closing, the Company and Merger Subsidiary shall file a certificate of merger with the Delaware Secretary of State and make all other filings or recordings required by Delaware Law in connection with the Merger. The Merger shall become effective at such time (the “Effective Time”) as the certificate of merger is duly filed with the Delaware Secretary of State (or at such later time as may be specified in the certificate of merger).

(d)                                 From and after the Effective Time, the Surviving Corporation shall possess all the rights, powers, privileges and franchises and be subject to all of the obligations, liabilities, restrictions and disabilities of the Company and Merger Subsidiary, all as provided under Delaware Law.

Section 2.02.                          Conversion of Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Subsidiary, the Company or the holders of any shares of Company Stock or any shares of capital stock of Parent or Merger Subsidiary:

(a)                                 Except as otherwise provided in Section 2.02(b) or Section 2.04, each share of Company Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive $20.05 in cash, without interest (such per share amount, the “Merger Consideration”).  As of the Effective Time, all such shares of Company Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and shall thereafter represent only the right to receive the Merger Consideration to be paid in accordance with Section 2.03, without interest.

(b)                                 Each share of Company Stock held by the Company or owned by Parent immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)                                  Each share of common stock of Merger Subsidiary outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

Section 2.03.                          Surrender and Payment.

(a)                                 Prior to the Effective Time, Parent shall appoint an agent reasonably acceptable to the Company (the “Exchange Agent”) for the purpose of exchanging for the Merger Consideration (i) certificates representing shares of Company Stock (the “Certificates”) or (ii) uncertificated shares of Company Stock (the “Uncertificated Shares”).  At or prior to the Effective Time, Parent shall make available to the Exchange Agent the Merger Consideration to be paid in respect of the Certificates and the Uncertificated Shares. Such funds may be invested by the Exchange Agent as directed by Parent; provided that (i) no such investment or losses thereon shall affect the Merger Consideration payable hereunder, and, following any losses, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the stockholders of the Company in the amount of any such losses and (ii) such investments shall only be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively.  Any interest or income produced by such investments will be payable to the Surviving Corporation or Parent, as Parent directs.  Promptly after the Effective Time (but not later than three Business Days thereafter), Parent shall send, or shall cause the Exchange Agent to send, to each holder of shares of Company Stock at the Effective Time a letter of transmittal and instructions (which shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates or transfer of the Uncertificated Shares to the Exchange Agent) for use in such exchange.

(b)                                 Each holder of shares of Company Stock that have been converted into the right to receive the Merger Consideration shall be entitled to receive, upon (i) surrender to the Exchange Agent of a Certificate, together with a properly completed letter of transmittal, in the case of Certificated Shares and/or (ii) receipt of an “agent’s message” by the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in the case of a book-entry transfer of Uncertificated Shares, the Merger Consideration in respect of each share of Company Stock represented by a Certificate or Uncertificated Share; provided that until so surrendered or transferred, as the case may be, each such Certificate or Uncertificated Share shall represent after the Effective Time for all purposes only the right to receive such Merger Consideration.

(c)                                  If any portion of the Merger Consideration is to be paid to a Person other than the Person in whose name the surrendered Certificate or the transferred Uncertificated Share is registered, it shall be a condition to such payment that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Uncertificated Share shall be properly transferred and (ii) the Person requesting such payment shall pay to the Exchange Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such Certificate or Uncertificated Share or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(d)                                 The Merger Consideration paid in accordance with the terms of this Article 2 shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Company Stock (other than in respect of any dividends that have been declared and remained unpaid as of the Closing). After the Effective Time, there shall be no further registration of transfers of shares of Company Stock.  If, after the Effective Time, Certificates or Uncertificated Shares are presented to the Surviving Corporation or the Exchange Agent, they shall be canceled and exchanged for the Merger Consideration provided for, and in accordance with the procedures set forth, in this Article 2.

(e)                                  Any portion of the Merger Consideration made available to the Exchange Agent pursuant to Section 2.03(a) (and any interest or other income earned thereon) that remains unclaimed by the holders of shares of Company Stock six months after the Effective Time shall be returned to Parent, upon demand, and any such holder who has not exchanged shares of Company Stock for the Merger Consideration in accordance with this Section 2.03 prior to that time shall thereafter look only to Parent for payment of the Merger Consideration in respect of such shares without any interest thereon.  Notwithstanding the foregoing, Parent shall not be liable to any holder of shares of Company Stock for any amounts paid to a Governmental Authority pursuant to applicable abandoned property, escheat or similar laws.

Section 2.04.                          Dissenting Shares.  Notwithstanding Section 2.02, shares of Company Stock outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing with respect to such shares and who has demanded appraisal for such shares in accordance with Delaware Law shall not be converted into the right to receive the Merger Consideration, unless and until such holder fails to perfect or effectively withdraws or otherwise loses the right to appraisal with respect to such shares.  If, after the Effective Time, such holder fails to perfect or effectively withdraws or otherwise loses the right to appraisal with respect to such shares, such shares shall be treated as if they had been converted as of the Effective Time into the right to receive the Merger Consideration, without interest thereon.  The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands.  Except with the prior written consent of Parent or as required by Applicable Law, the Company shall not make any payment with respect to, or offer to settle or settle, any such demands.

Section 2.05.                          Company Equity-Based Awards.

(a)                                 At the Effective Time, each option to purchase shares of Company Stock that is then-outstanding under the Company’s Amended and Restated 2010 Omnibus Incentive Plan (the “Omnibus Plan”) (each, a “Company Stock Option”), whether or not vested or exercisable, shall be canceled, automatically and without any action on behalf of the holder thereof, and the Company shall pay each holder of such Company Stock Option for each such Company Stock Option an amount in cash, determined by multiplying (i) the excess, if any, of the Merger Consideration over the exercise price per share of Company Stock subject to such Company Stock Option by (ii) the number of shares of Company Stock subject to such Company Stock Option (assuming full vesting of the Company Stock Option).  For the avoidance of doubt, each Company Stock Option for which the exercise price per share of Common Stock subject to such Company Stock Option equals or exceeds the Merger Consideration will be cancelled without consideration.

(b)                                 At the Effective Time, each award of restricted stock (as defined in the Omnibus Plan) that is then outstanding under the Omnibus Plan (each, an award of “Company Restricted Shares”), whether or not vested, shall be canceled, automatically and without any action on behalf of the holder or beneficiaries thereof, and the Company shall pay the holder of any such award of Company Restricted Shares an amount in cash equal to (i) the product of the Merger Consideration and the number of shares of Company Stock subject to such award of Company Restricted Shares plus (ii) all dividends, if any, accrued but unpaid as of the Effective Time with respect to such award of Company Restricted Shares regardless of any prior election the holder of any such award of Company Restricted Shares may have made with respect to the payment of such accrued but unpaid dividends.

(c)                                  At the Effective Time, each award of restricted stock units (as defined in the Omnibus Plan) that is then outstanding under the Omnibus Plan (each, a “Company Restricted Stock Unit Award”), whether or not vested, shall be canceled, automatically and without any action on behalf of the holder or beneficiaries thereof, and the Company shall pay the holder of any such Company Restricted Stock Unit Award an amount in cash equal to (i) the product of the Merger Consideration and the number of shares of Company Stock underlying such Company Restricted Stock Unit Award plus (ii) all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to the number of shares of Company Stock underlying such Company Restricted Stock Unit Award regardless of any prior election the holder of any such Company Restricted Stock Unit Award may have made with respect to the payment of such accrued but unpaid dividend equivalents.

(d)                                 At the Effective Time, each award of performance stock (as defined in the Omnibus Plan) that is then outstanding under the Omnibus Plan (each, an award of “Company Performance Shares”), whether or not vested, and whether or not performance criteria have been achieved, shall be canceled, automatically and without any action on behalf of the holder or beneficiaries thereof, and the Company shall pay an amount in cash equal to (i) the product of the Merger Consideration and the number of shares of Company Stock that would have been earned at the target level under the terms of the award agreement for such award of Company Performance Shares plus (ii) all dividends, if any, accrued but unpaid as of the Effective Time with respect to the shares of Company Stock that would have been earned at the target level under the terms of the award agreement for such Company Performance Shares regardless of any prior election the holder of any such award of Company Performance Shares may have made with respect to the payment of such accrued but unpaid dividends.

(e)                                  At the Effective Time, each award of performance stock units (as defined in the Omnibus Plan) that is then outstanding under the Omnibus Plan (each, a “Company Performance Stock Unit Award”) shall be canceled, automatically and without any action on behalf of the holder or beneficiaries thereof, and the Company shall pay an amount in cash equal to (i) the product of the Merger Consideration and the number of shares of Company Stock that would have been earned at the target level under the terms of the award agreement for such Company Performance Stock Unit Award plus (ii) all dividend equivalents, if any, accrued but unpaid as of the Effective Time with respect to the shares of Company Stock that would have been earned at the target level under the terms of the award agreement for such Company Performance Stock Unit Award regardless of any prior election the holder of any such Company

Performance Stock Unit Award may have made with respect to the payment of such accrued but unpaid dividend equivalents.

(f)                                   Pursuant to the terms of the Company’s Amended and Restated Supplemental Deferred Savings Plan (the “Supplemental Plan”), the Supplemental Plan shall not be terminated or amended to reduce, suspend or eliminate any benefits or participation (or right to participate) provided under the Supplemental Plan for a period of two years following the Effective Time.  At the Effective Time, each amount credited to an account (as defined in the Supplemental Plan) under the Supplemental Plan in shares, or deemed shares, of Company Stock (“Company Share Units”) shall instead be credited to such account as an amount of cash equal to the product of the Merger Consideration and the number of such shares, or deemed shares, of Company Stock, and such amount shall be deemed to have been invested in the “Cash Fund” (as defined in the Supplemental Plan) as of the Effective Time.

(g)                                  Pursuant to the terms of the Company’s Amended and Restated Nonemployee Director Deferred Compensation Plan (the “Director Plan”), the Company shall, at the Effective Time, make a cash payment to each holder of an “Account” (as defined in the Director Plan) under the Director Plan equal to (i) the product of the Merger Consideration and the number of deferred stock units (“Deferred Stock Units”) credited to such Account plus (ii) the amount, if any, credited to such Account that is deemed to be invested in the bookkeeping account established under the Director Plan.

(h)                                 Prior to the Effective Time, the Company shall take all actions that are necessary and appropriate, including, without limitation, obtaining any consents, making any amendments to the terms of any outstanding awards under the Omnibus Plan, or terminating one or more Company Employee Plans, in order to terminate the Omnibus Plan effective as of the Effective Time and to give effect to the transactions contemplated by this Section 2.05 automatically as of the Effective Time without any further action.  All payments under this Section 2.05 shall be made at or as soon as practicable after the Effective Time, but in all events within ten days following the Closing Date, pursuant to the Company’s ordinary payroll practices, but in all events in accordance with the terms and conditions of the applicable Company Employee Plan, and shall be subject to any applicable withholding.

Section 2.06.                          Adjustments.  If, during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock of the Company shall occur by reason of any reclassification, recapitalization, stock split or combination, or any stock dividend thereon with a record date during such period or any similar event, but excluding any change that results from any exercise of options to purchase shares of Company Stock granted under the Company’s stock option or compensation plans or arrangements, the Merger Consideration and any other amounts payable pursuant to this Agreement shall be appropriately adjusted.

Section 2.07.                          Withholding Rights.  Notwithstanding any provision contained herein to the contrary, each of the Exchange Agent, the Company, the Surviving Corporation and Parent shall be entitled to deduct and withhold from the consideration otherwise payable to any Person pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to the making of such payment under any provision of Tax law.  If the Exchange Agent, the

Company, the Surviving Corporation or Parent, as the case may be, so withholds amounts, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Stock, Company Stock Options, Company Restricted Shares, Company Performance Shares, Company Restricted Stock Unit Awards, Company Performance Stock Unit Awards, Company Share Units or Deferred Stock Units, as the case may be, in respect of which the Exchange Agent, the Company, the Surviving Corporation or Parent, as the case may be, made such deduction and withholding.

Section 2.08.                          Lost Certificates.  If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation or the Exchange Agent, the posting by such Person of a bond, in such customary and reasonable amount as the Surviving Corporation or the Exchange Agent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent shall pay, in exchange for such lost, stolen or destroyed Certificate, the Merger Consideration to be paid in respect of the shares of Company Stock represented by such Certificate, as contemplated by this Article 2.

ARTICLE 3

THE SURVIVING CORPORATION

Section 3.01.                          Certificate of Incorporation.  At the Effective Time and by virtue of the Merger, the certificate of incorporation of the Company shall be amended to be identical to the certificate of incorporation of Merger Subsidiary in effect immediately prior to the Effective Time, except (a) for Article I, which shall read “The name of the corporation is Zep Inc.”, (b) that the provisions of the certificate of incorporation of Merger Subsidiary relating to the incorporator of Merger Subsidiary shall be omitted and (c) as otherwise required by Section 7.04, and, as so amended, shall be the amended and restated certificate of incorporation of the Surviving Corporation until thereafter amended in accordance with Delaware Law.  Nothing in this Section 3.01 shall affect in any way the indemnification or other obligations provided for in Section 7.04.

Section 3.02.                          Bylaws.  The bylaws of Merger Subsidiary in effect at the Effective Time shall be the bylaws of the Surviving Corporation until amended in accordance with Applicable Law.  Nothing in this Section 3.02 shall affect in any way the indemnification or other obligations provided for in Section 7.04.

Section 3.03.                          Directors and Officers.  From and after the Effective Time, until successors are duly elected or appointed and qualified in accordance with Applicable Law, (a) the directors of Merger Subsidiary at the Effective Time shall be the directors of the Surviving Corporation and (b) the officers of the Company at the Effective Time shall be the officers of the Surviving Corporation.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to Section 11.05, except as Previously Disclosed (it being agreed that any matter disclosed in the Company SEC Documents shall be deemed to qualify the Company’s representations and warranties hereunder only to the extent that it is reasonably apparent from such disclosure that such disclosure is applicable to any particular section of this Article 4), the Company represents and warrants to Parent that:

Section 4.01.                          Corporate Existence and Power.  The Company is a corporation incorporated, validly existing and in good standing under the laws of the State of Delaware.  The Company has all corporate power and authority required to own, operate, lease and encumber its properties and carry on its business as now conducted, except for any failure to have such corporate power or authority which has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  The Company is duly qualified and licensed to own, operate, lease and encumber its properties and do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.02.                          Corporate Authorization.

(a)                                 The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate power and authority and, assuming the accuracy and completeness of the representation and warranty in Section 5.10, except for the required approval of the Company’s stockholders in connection with the consummation of the Merger, have been duly authorized by all necessary corporate action on the part of the Company.  Assuming the accuracy and completeness of the representation and warranty in Section 5.10, the affirmative vote of the holders of a majority of the outstanding shares of Company Stock is the only vote of the holders of any of the Company’s capital stock necessary in connection with the consummation of the Merger (the “Company Stockholder Approval”).  Assuming the accuracy and completeness of the representation and warranty in Section 5.10, subject to the receipt of the Company Stockholder Approval, this Agreement constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Applicable Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Bankruptcy and Equity Exception”).

(b)                                 The Company’s Board of Directors has unanimously (i) determined that this Agreement and the transactions contemplated hereby are in the best interests of the Company’s stockholders, (ii) approved, adopted and declared advisable this Agreement and the transactions contemplated hereby and (iii) resolved as of the date hereof to recommend approval and adoption of this Agreement by its stockholders (such recommendation, the “Company Board Recommendation”).

Section 4.03.                          Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action, consent, license, approval, or authorization of, or filing by the Company with, any Governmental Authority other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act, any other applicable state or federal securities laws and the rules and regulations of NYSE, and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.04.                          Non-contravention.  The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of the Company or any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 4.03, and the accuracy and completeness of the representation and warranty in Section 5.10, contravene, conflict with or result in a violation or breach of any Applicable Law, (c) assuming compliance with the matters referred to in Section 4.03, require any consent by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change or forfeiture of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any Contract or other instrument binding upon the Company or any of its Subsidiaries or (d) result in the creation or imposition of any Lien (other than a Permitted Lien) on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.05.                          Capitalization.

(a)                                 The authorized capital stock of the Company consists of (i) 500,000,000 shares of Company Stock and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Shares”).  As of April 6, 2015, there were outstanding: (i) 22,697,890 shares of Company Stock (excluding Company Restricted Shares and Company Performance Shares), (ii) no Preferred Shares, (iii) Company Stock Options to purchase an aggregate of 1,486,985 shares of Company Stock, (iv) 424,254 Company Restricted Shares, (v) 103,880 Company Performance Shares, (vi) 11,428 Company Restricted Stock Unit Awards, and (vii) 258,026 Company Performance Stock Unit Awards.  In addition, as of April 6, 2015 there are 148,317.1215 Company Share Units and 102,941.6423 Deferred Stock Units.  All outstanding shares of capital stock of the Company have been, and all shares that may be issued pursuant to any grant of Company Stock Options, Company Restricted Shares, Company Performance Shares, Company Restricted Stock Unit Awards or Company Performance Stock Unit Awards will be, duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights.

(b)                                 Except as set forth in Section 4.05(a) of this Agreement and except for (x) changes since April 6, 2015 resulting from the exercise or settlement of Company Stock Options, Company Restricted Shares, Company Performance Shares, Company Restricted Stock Unit Awards, Company Performance Stock Unit Awards, Company Share Units or Deferred Stock Units outstanding on such date and (y) the Rights Plan and 5,000,000 shares of Participating

Preferred Stock of the Company reserved for issuance under the Rights Plan, there are no issued, reserved for issuance or outstanding: (A) shares of capital stock or other voting securities or ownership interests in the Company, (B) securities of the Company convertible into, exchangeable for, or valued by reference to shares of capital stock or other voting securities of or ownership interests in the Company, (C) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue or sell, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company or (D) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights, in each case issued by the Company, that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company (the items in clauses (A) through (D) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.  None of the Company or any Subsidiary of the Company is a party to any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement, stockholders agreement or other Contract, with respect to the purchase, sale or voting of any Company Securities or any securities convertible into, or exchangeable or exercisable for, any Company Securities.

(c)                                  None of the Company Securities are owned by any Subsidiary of the Company.

Section 4.06.                          Subsidiaries.

(a)                                 Each Subsidiary of the Company has been duly organized, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization, and has all organizational power and authority required to own, operate, lease and encumber its properties and carry on its business as now conducted, except for any failure to be so organized, existing and in good standing as, and to have power and authority as, the absence of which, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each such Subsidiary is duly qualified and licensed to do business as a foreign entity and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified, licensed or in good standing would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  All Subsidiaries of the Company and their respective jurisdictions of organization are set forth in Section 4.06(a) of the Company Disclosure Letter.

(b)                                 All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company are owned by the Company, directly or indirectly, free and clear of any material Lien.  There are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights, in each case issued by the

Company or any Subsidiary, that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.  None of the Company’s Subsidiaries is a party to and there is not, and immediately after the Closing there will not be, any right of first refusal, right of first offer, proxy, voting agreement, voting trust, registration rights agreement, stockholders agreement or other Contract, whether or not a Subsidiary of the Company is a party thereto, with respect to the purchase, sale or voting of any Company Subsidiary Securities or any securities convertible into, or exchangeable or exercisable for, any Company Subsidiary Securities.

Section 4.07.                          SEC Filings.

(a)                                 The Company has filed with or furnished to the SEC all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 1, 2013 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)                                 As of its filing date (and as of the date of any amendment), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)                                  As of their respective filing dates (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), except as may have been corrected by any subsequent filing prior to the date hereof, the Company SEC Documents filed pursuant to the 1934 Act did not, and the Company SEC Documents filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)                                 Except as may have been corrected by any subsequent filing prior to the date hereof, each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)                                  The Company maintains disclosure controls and procedures required by Rule 13a-15(e) or 15d-15(e) under the 1934 Act.  Such disclosure controls and procedures are, in all material respects, designed with the objective of providing reasonable assurance that information required to be disclosed by the Company is recorded and reported on a timely basis to the individuals responsible for the preparation of the Company’s filings with the SEC and other public disclosure documents.  The Company maintains internal control over financial reporting (as defined in Rule 13a-15(f) or 15d-15(f), as applicable, under the 1934 Act).  Such internal control over financial reporting is, in all material respects, designed with the objective of providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP.

(f)                                   As of the date hereof, there are no outstanding or unresolved comments in comment letters from the SEC staff with respect to any of the Company SEC Documents.  To the Company’s knowledge, none of the Company SEC Documents are the subject of an ongoing SEC review or investigation.

(g)                                  To the Company’s knowledge, since January 1, 2012, no director or executive officer of the Company or any of its Subsidiaries has received from any former or current auditor (internal or external), accountant, consultant or representative of the Company or any of its Subsidiaries or any Governmental Authority written notice of any substantive complaint, allegation, assertion or claim, whether written or oral, that the Company or any of its Subsidiaries has engaged in material improper accounting practices.  No current or former attorney representing the Company or any of its Subsidiaries has reported evidence of a material violation of securities Laws or any breach of fiduciary duty by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents, to the Board of Directors of the Company or any committee thereof or to any current director or executive officer of the Company.

Section 4.08.                          Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included in the Company SEC Documents fairly present, in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments and the absence of footnotes in the case of any unaudited interim financial statements).

Section 4.09.                          Disclosure Documents.  The Proxy Statement will, when definitively filed, comply as to form in all material respects with the applicable requirements of the 1934 Act.  At the time the Proxy Statement and any amendments or supplements thereto are first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, the Proxy Statement, as supplemented or amended, if applicable, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 4.09 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by Parent, Merger Subsidiary or any of their respective Representatives for use or incorporation by reference therein.

Section 4.10.                          Absence of Certain Changes.  From the Company Balance Sheet Date until the date hereof, (a) the business of the Company and its Subsidiaries has been conducted in the ordinary course in all material respects, (b) there has not been any Circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and (c) neither the Company nor its Subsidiaries has taken any action that, if taken after the date of this Agreement without Parent’s consent, would constitute a breach of any of the covenants set forth in Section 6.01(a) through Section 6.01(g), Section 6.01(j), Section 6.01(l), Section 6.01(m), Section 6.01(o) and Section 6.01(p).

Section 4.11.                          No Undisclosed Material Liabilities.  There are no liabilities of any nature, whether accrued, absolute, contingent or otherwise, known or unknown of the Company or any of its Subsidiaries, other than: (a) liabilities disclosed and provided for in the Company Balance Sheet or in the notes thereto, (b) liabilities incurred in the ordinary course of business since the Company Balance Sheet Date, (c) liabilities incurred in connection with the transactions contemplated hereby and (d) liabilities that are not and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 4.12.                          Compliance with Laws.(a)  Since January 1, 2010, the Company and each of its Subsidiaries is and has been in compliance with Applicable Law, except for failures to comply or violations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  None of the Company or any of its Subsidiaries, nor any officers or directors thereof, nor to the knowledge of the Company, any employees, agents, or other Person acting for or on behalf of the Company or any of its Subsidiaries (i) has been or is designated on, or is owned or controlled by any Person that has been or is designated on, any economic sanctions-related list of restricted Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the United Nations Security Council, the European Union, or any European Union member state, or (ii) is a national of, organized under the laws of, or resident in any country or territory which is itself the subject of any economic or financial sanctions by any Governmental Authority.

(b)                                 None of the Company, its Subsidiaries, or any agent, or Representative acting on behalf of the Company or its Subsidiaries, has, since January 1, 2010, directly or indirectly (i) used any funds for unlawful political contributions, gifts or entertainment, or other unlawful payments, in each case, relating to political activity, or failed to disclose fully any such contributions in violation of Law, (ii) given, offered, promised, or authorized to give, any money or thing of value to any Government Official, for the purpose of improperly influencing an act or decision of the Government Official, or improperly inducing the Government Official to use his or her influence or position to affect any government act or decision relating in any way to the business of the Company or its Subsidiaries; or (iii) made any other unlawful payment or given, offered, promised, or authorized to give, any money or thing of value to anyone in violation of any applicable Anti-Corruption Laws.  All books and records of the Company and its Subsidiaries accurately and fairly reflect, in reasonable detail, all transactions and dispositions of funds or assets; and there have been no intentionally false or fictitious entries made in such books or records relating to any illegal payment or secret or unrecorded fund, and neither the Company nor its Subsidiaries has established or maintained a secret or unrecorded fund.  The Company and its Subsidiaries maintain policies and procedures designed to reasonably detect and prevent violations of applicable Anti-Corruption Laws.

(c)                                  This Section 4.12 does not relate to civil disputes relating to the infringement, misappropriation or other violation of Intellectual Property rights, Tax matters, Company Employee Plans and Company International Plans, labor and employment matters, or environmental matters, which are the subjects of Section 4.15, Section 4.16, Section 4.17, Section 4.18 and Section 4.19, respectively.

Section 4.13.                          Litigation.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there is no Action pending against, or, to the knowledge of the Company, threatened in writing against, the Company or any of its Subsidiaries before or by (or, in the case of threatened Actions, that would be before or by) any Governmental Authority, and (b) neither the Company nor any of its Subsidiaries is subject to any Order.

Section 4.14.                          Properties.

(a)                                 Except as would not be material to the Company and its Subsidiaries, taken as a whole, the assets and rights of the Company and its Subsidiaries are necessary and sufficient for the continued conduct of the business of the Company and its Subsidiaries after the Closing in the same manner as conducted prior to the Closing, are adequate for the uses to which each is presently being put in the business of the Company and its Subsidiaries and constitute all of the assets and rights used in the conduct the business of the Company and its Subsidiaries as currently conducted and consistent with past practice.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the Company Balance Sheet or acquired after the Company Balance Sheet Date, except as have been disposed of since the Company Balance Sheet Date in the ordinary course of business.

(b)                                 Section 4.14(b) of the Company Disclosure Letter includes a true and complete list of all real property leases, subleases, or other occupancies used by the Company or its Subsidiaries or to which any of them is a party as lessee or lessor which involved payments during the most recent 12-month period in excess of $200,000 (the “Leases,” and the properties leased thereunder, the “Leased Real Property”).  No Person other than the Company has any material right to use, occupy or lease any of the Leased Real Property.  Except as would not be material to the Company and its Subsidiaries, taken as a whole, the leasehold interests relating to the Leases are free and clear of all Liens other than Permitted Liens.  None of the Company or its Subsidiaries have received any written notice from the other party to any Lease of any default under or the termination or proposed termination thereof, and neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Lease, is in material violation of any provision of any Lease.

(c)                                  Section 4.14(c) of the Company Disclosure Letter lists all real properties owned by the Company or its Subsidiaries (the “Owned Real Property”).  Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries, as applicable, have good, valid and insurable fee title to the Owned Real Property free and clear of any Liens other than Permitted Liens.  None of the Owned Real Property is subject to any right or option of any other Person to purchase or lease an interest in such Owned Real Property.  No Person other than the Company and its Subsidiaries, as applicable, has any material right to use, occupy or lease any of the Owned Real Property.

(d)                                 There is no pending or, to the knowledge of the Company, threatened condemnation, expropriation, eminent domain or similar proceeding affecting all or any part of the Owned Real Property or Leased Real Property (collectively, the “Properties”), and neither the Company nor any of its Subsidiaries have received any written notice thereof.

Section 4.15.                          Intellectual Property.  Section 4.15 of the Company Disclosure Letter contains a true and correct list of registered Intellectual Property owned by the Company or any of its Subsidiaries that is used to conduct the operation of its business as presently conducted.  The Company or one of its Subsidiaries is the sole owner of all right, title and interest in and to each item of registered Intellectual Property listed on Section 4.15 of the Company Disclosure Letter free and clear of all Liens other than Permitted Liens. With respect to Intellectual Property, (a) the registered Intellectual Property owned by the Company is subsisting, and to the knowledge of the Company, valid and enforceable, (b) the conduct of the business of the Company and its Subsidiaries as currently conducted and as conducted in the past one year from the date of this Agreement does not infringe in any material respect on the Intellectual Property rights of any Person (provided that this representation is made to the knowledge of the Company with respect to patents), (c) to the knowledge of the Company, no Person is infringing any Intellectual Property right owned by the Company or its Subsidiaries and has not done so in the past one year from the date of this Agreement, except as would not be material to the Company and its Subsidiaries, taken as a whole, (d) none of the material Intellectual Property owned by the Company or any of its Subsidiaries is subject to any outstanding judgment, injunction, order or decree restricting the use thereof by the Company or its Subsidiaries or any pending or, to the knowledge of the Company, threatened litigation in which any party is seeking the foregoing, (e) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to protect and maintain the confidentiality of all material Intellectual Property the value of which to the Company and its Subsidiaries is contingent upon maintaining the confidentiality thereof and maintains, and has for the last two years from the date of this Agreement maintained a policy to obtain intellectual property assignments from employees and consultants that create material Intellectual Property within the scope of their employment for the Company or its Subsidiaries, (f) none of the material trade secrets of the Company or its Subsidiaries have been disclosed to or, to the Company’s knowledge, accessed by any Person that is not bound by non-disclosure obligations with respect thereto.  The material Company IT Assets owned or controlled by the Company or any of its Subsidiaries are in good working condition and are adequate for the operation of the Company’s or any Subsidiary’s business as currently conducted, except as would not be material to the Company and its Subsidiaries, taken as a whole.  To the Company’s knowledge and except as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2012, no Person has obtained unauthorized access to any Company IT Assets owned or controlled by the Company or any of its Subsidiaries and obtained in any material respect personally identifiable information relating to individuals or other information regulated by any data privacy or data security law.  The representations and warranties set forth in Section 4.20 (Material Contracts) and Section 4.04 (Non-Contravention), in each case in respect of agreements covered by Section 4.20(a)(xi), and Section 4.12 (Compliance with Laws) and this Section 4.15 constitute the only representations and warranties in this Agreement with respect to Intellectual Property.

Section 4.16.                          Taxes.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                                 (i) All U.S. federal income and state income and franchise Tax Returns, and all other Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been filed when due (taking into account timely and valid extensions) in accordance with Applicable Law, and all such Tax Returns were true, complete and accurate in all respects, and (ii) each of the Company and its Subsidiaries has timely paid (or has had timely paid on its behalf) all Taxes shown as due and payable on such Tax Returns or otherwise due and payable, except for any such Taxes (x) contested in good faith and (y) for which adequate reserves have been established under GAAP.

(b)                                 There is no claim, audit, action, suit or proceeding now pending or, to the Company’s knowledge, threatened in writing, by any Taxing Authority against the Company or its Subsidiaries in respect of any Tax.

(c)                                  During the two-year period ending on the date hereof, neither the Company nor any of its Subsidiaries was a “distributing corporation” or a “controlled corporation” in a transaction intended to be governed in whole or in part by Section 355 of the Code.

(d)                                 No claim has been made in writing by any Taxing Authority in a jurisdiction where the Company and/or the Company’s Subsidiaries do not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(e)                                  Neither the Company nor any of its Subsidiaries is a party to any Tax Sharing Agreement.

(f)                                   Neither the Company nor its Subsidiaries have disposed of any property intended to qualify as a “like kind exchange” under Section 1031 of the Code or an involuntary conversion under Section 1033 of the Code for the prior two taxable periods prior to the Closing Date, which has not been replaced by “like kind” property or “similar” property under Section 1031 or 1033, respectively.  Neither the Company nor any of its Subsidiaries is an “expatriated entity” or a “surrogate foreign corporation” within the meaning of Section 7874 of the Code.

(g)                                  No deficiencies for Taxes of the Company or any of its Subsidiaries which currently are outstanding or unpaid have been asserted or assessed, or to the knowledge of the Company proposed or threatened in writing, by any Governmental Authority.

(h)                                 As of the date of this Agreement, neither the Company nor any of its Subsidiaries has consented to extend the time in which any Tax may be assessed or collected by any Governmental Authority, which extension has not yet expired.

(i)                                     Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) executed on or prior to the Closing Date, (iii) deferred intercompany transaction or excess loss account described in the Treasury Regulations under

Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) which deferred intercompany transaction occurred on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date, or (vi) election under Section 108(i) of the Code (or any corresponding or similar provision of state, local or foreign Tax law).

(j)                                    Neither the Company nor any of its Subsidiaries has participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4, and neither the Company nor any of its Subsidiaries has requested or received any Tax ruling, transfer pricing agreement or similar agreement that would have continuing effect after the Closing Date.

(k)                                 Neither the Company nor any of its Subsidiaries has been a member of an affiliated, consolidated, combined or unitary group for a taxable period for which the statute of limitations remains open, other than a group the common parent of which was the Company.

(l)                                     There are no liens on any of the assets of the Company or any of its Subsidiaries in respect of Taxes, other than liens for Taxes not yet due and payable.

(m)                             The Company has not been a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) at any time within the past five (5) years.

(n)                                 The representations and warranties set forth in Sections 4.08, 4.17, 4.18 and this Section 4.16 constitute the only representations and warranties in this Agreement with respect to Taxes.

Section 4.17.                          Employee Benefit Plans.

(a)                                 Section 4.17(a) of the Company Disclosure Letter contains a correct and complete list identifying each material Company Employee Plan and Company International Plan.  Complete copies of the following documents have been provided or made available to Parent with respect to each Company Employee Plan (i) each plan document (or, if not written, a written summary of its material terms) and all amendments thereto, (ii) all summary plan descriptions, (iii) the two most recent annual report on Form 5500, if applicable, and accompanying schedules, if any, (iv) the most recent determination or opinion letter from the Internal Revenue Service (if applicable) for such Company Employee Plan, (v) any material correspondence with, and all non-routine filings made with, any Governmental Authority and (vi) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto.

(b)                                 No Company Performance Stock Unit Award or Company Performance Share Award is subject to stock price performance criteria.

(c)                                  Except to the extent that any breach of the following representations would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)                                     None of the Company, any of its Subsidiaries, or any of their ERISA Affiliates sponsors, maintains, contributes to, is required to contribute to, or has any liability (contingent or otherwise) with respect to any employee benefit plan that is covered by Title IV of ERISA or is subject to Section 412 of the Code or Section 302 of ERISA, including any Multiemployer Plan or plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.  No liability under Title IV of ERISA has been incurred by the Company, its Subsidiaries or any ERISA Affiliate of the Company that has not been satisfied in full (other than with respect to amounts not yet due).

(ii)                                  None of the Company, any of its Subsidiaries, or any of their ERISA Affiliates has withdrawn in a complete or partial withdrawal from any Multiemployer Plan prior to the Closing Date, nor has any of them incurred any liability due to the termination or reorganization of a Multiemployer Plan.  Parent will not, as a result of the transactions contemplated by this Agreement, have (A) any obligation to make any contribution to any Multiemployer Plan or (B) any withdrawal liability from any such Multiemployer Plan under Section 4201 of ERISA.

(iii)                               Each Company Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter from the Internal Revenue Service, and the Company is not aware of any reason why any such determination letter or opinion letter should be revoked or not be reissued.

(iv)                              Each Company Employee Plan has been operated and maintained in compliance with its terms and with the requirements prescribed by all Applicable Law, including ERISA and the Code, which are applicable to such Company Employee Plan and all contributions or other amounts payable by the Company or its Subsidiaries as of the date hereof with respect to each Company Employee Plan in respect of current or prior plan years have been paid or accrued in accordance with GAAP.  Each Company Employee Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code has been operated and administered in operational and documentary compliance with Section 409A of the Code and any proposed and final guidance thereunder.  No claim (other than routine claims for benefits), action, suit or proceeding (including an audit) is pending against or involves or, to the Company’s knowledge, is threatened against or reasonably expected to involve, any Company Employee Plan before any court or arbitrator or any Governmental Authority, including the Internal Revenue Service, the U.S. Department of Labor or the PBGC.

(v)                                 No Company Employee Plan provides medical or other welfare benefits with respect to current or former officers, employees, or directors of the Company or its Subsidiaries, or any spouse or dependent of any such person, beyond their retirement or other termination of service, other than to the extent required by Applicable Law.

(vi)                              No “Prohibited Transaction,” within the meaning of Section 4975 of the Code or Section 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Employee Plan.

(vii)                           The consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event: (A) entitle any current or former employee, officer, director, or individual consultant to any payment or benefit, including any bonus, retention or severance benefit, (B) accelerate the time of payment or vesting or trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits under, or increase the amount of benefits or compensation due or trigger any other material obligation under, any Company Employee Plan, or (C) limit or restrict the right of the Company or any of its Subsidiaries or, after the Effective Time, Parent, to merge, amend or terminate any Company Employee Plan.

(viii)                        The consummation of the transactions contemplated by this Agreement will not, either alone or together with any other event, give rise to the payment of any amount under any Company Employee Plan that would not be deductible pursuant to the terms of Section 280G of the Code.

(ix)                              Each Company International Plan has been operated and maintained in compliance with its terms and with the requirements of Applicable Laws and, where required, in good standing with applicable Governmental Authorities.  All contributions required to be made with respect to a Company International Plan have been timely made in accordance with normal accounting practices of the applicable jurisdiction.  Neither the Company nor any of its Subsidiaries has an obligation in connection with the termination of or withdrawal from any Company International Plan.

(x)                                 All Company International Plans that are intended to qualify for special Tax treatment meet the requirements for such treatment.  Each Company International Plan that is required to be funded and/or book-reserved is funded and/or book-reserved, as appropriate, based upon reasonable actuarial assumptions and in accordance with applicable Law and the fair market value of the assets of each such plan, the liability of all insurers for any such plan funded through insurance or the book reserve established for any such plan, together with any accrued contributions, is sufficient to procure or provide for the accrued benefit obligations with respect to all current or former participants in such plan, determined as of the Closing Date according to the actuarial assumptions and valuations most recently used to determine required employer contributions to such plan.

Section 4.18.                          Labor and Employment.

(a)                                 None of the Company Employees is represented in his or her capacity as an employee of the Company or any of its Subsidiaries by any labor organization.  Neither the Company nor any of its Subsidiaries has recognized any labor organization, nor has any labor organization been elected, as the collective bargaining agent of any Company Employees, nor has the Company or any of its Subsidiaries entered into any collective bargaining agreement or union contract (other than mandatory national or industry-wide collective bargaining agreements) recognizing any labor organization as the bargaining agent of any Company Employees.  To the Company’s knowledge, there is no pending union organization activity involving any of the Company Employees.

(b)                                 Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) there are no complaints, charges or claims pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries before any Governmental Authority, including the U.S. National Labor Relations Board, arising out of, in connection with, or otherwise relating to the employment or termination of employment, failure to employ by the Company or any of its Subsidiaries, of any individual, and (ii) there is no labor strike, slowdown, stoppage, picketing, interruption of work, lockout or other labor dispute pending or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries.

(c)                                  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with Applicable Laws relating to labor and employment, including those relating to labor management relations, terms and conditions of employment, wages, hours, overtime, worker classification, discrimination, sexual harassment, work authorization, immigration, safety and health, workers compensation, unfair labor practices, continuation coverage under group health plans, wage payment and the payment and withholding of Taxes, (ii) none of the Company or any of its Subsidiaries has any liability with respect to any misclassification of any person as an independent contractor, temporary employee, leased employee or any other servant or agent compensated other than through reportable wages (as an employee) paid by the Company or any of its Subsidiaries (each, a “Contingent Worker”) and (iii) no Contingent Worker has been improperly excluded from any Company Employee Plan.

(d)                                 Neither the Company nor any of its Subsidiaries has any liabilities under the Worker Adjustment and Retraining Notification Act of 1998 (the “WARN Act”) or equivalent Applicable Law in any other jurisdiction in which the Company or any of its Subsidiaries operates, as a result of any action taken by the Company (other than at the written direction of Parent or as a result of any of the transactions contemplated hereby) that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(e)                                  The representations and warranties set forth in this Section 4.18 and Section 4.17 constitute the only representations and warranties in this Agreement with respect to labor and employment matters.

Section 4.19.                          Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)                                 no written notice (including notices that the Company or any of its Subsidiaries or any of their predecessors is or may be a potentially responsible person or otherwise liable in connection with any waste disposal site containing Hazardous Substances or other location allegedly used for the disposal of Hazardous Substances), Order, complaint or assessment arising out of any Environmental Laws has been received by the Company or any of its Subsidiaries that remains unresolved with any ongoing obligations or liabilities, and there are no judicial, administrative or other Actions or Liens pending or, to the Company’s knowledge, threatened in writing which allege liability under, or a violation by the Company or any of its Subsidiaries of, any Environmental Laws;

(b)                                 the Company and each of its Subsidiaries (x) have all environmental permits, licenses, authorizations, registrations and other governmental consents necessary for their operations or Facilities as currently configured to comply with applicable Environmental Laws (“Environmental Permits”) and are, and for the past five years have been, in compliance with the terms of such permits; and (y) have made all appropriate filings for issuance or renewal of such Environmental Permits; and to the knowledge of the Company, there is no reasonable basis for the refusal to grant, revocation, suspension or non-renewal of any such Environmental Permit or the imposition of any material conditions or restrictions associated with renewal or grant of any such Environmental Permits for their operations of Facilities as currently configured or as currently planned for expansion;

(c)                                  the Company, each of its Subsidiaries and any products manufactured, marketed, sold or distributed by the Company or any of its Subsidiaries, are, and for the past five years have been, in compliance with the terms of applicable Environmental Laws;

(d)                                 there have been no Releases or threatened Releases of Hazardous Substances (x) at, on, about, under or migrating to or from any Facilities or, to the Company’s knowledge, any real property formerly owned, leased or operated by the Company, any of its Subsidiaries or any of their respective predecessors or (y) arising from or relating to the operations of or any products manufactured, marketed, sold or distributed, by the Company or any of its Subsidiaries or any of their respective predecessors; in each case, that would reasonably be likely to give rise to violations of, or liabilities or obligations of the Company or any of its Subsidiaries under, any Environmental Laws;

(e)                                  neither the Company nor any of its Subsidiaries has assumed or retained, by contract or operation of law, any obligation under any Environmental Law or concerning any Hazardous Substance that could reasonably be expected to result in liability or any other obligation to the Company or any of its Subsidiaries under any applicable Environmental Law; and

(f)                                   to the Company’s knowledge, the Company has made available for review true and complete copies and results of any reports, studies, analyses, tests, or monitoring and any other material documents or correspondence in the possession, custody or control of the Company or any of its Subsidiaries pertaining to Environmental Law and relating to the Company or any of its Subsidiaries or any other Person for whose conduct they are or may be responsible, any Facilities, or any real property formerly owned, leased or operated by the Company, any of its Subsidiaries or any of their respective predecessors.

The representations and warranties set forth in this Section 4.19 constitute the only representations and warranties in this Agreement with respect to matters arising exclusively under Environmental Law.

Section 4.20.                          Material Contracts.

(a)                                 Section 4.20 of the Company Disclosure Letter, sets forth a true and complete list of the following Contracts as of the date hereof to which the Company or its Subsidiaries is a party, by which they are bound, or which otherwise pertain to the business of the Company or its Subsidiaries (each, a “Material Contract”).

(i)                                     any Contract that is or would be required to be filed as of the date of this Agreement by the Company as a “material contract” pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act (other than any Company Employee Plan);

(ii)                                  any Contract evidencing partnerships or joint ventures in which the Company or any of its Subsidiaries has an interest;

(iii)                               any Contract providing for indebtedness for borrowed money of the Company or any of its Subsidiaries having an outstanding or committed amount in excess of $1,000,000;

(iv)                              any Contract to which any Governmental Authority is a party or under which any Governmental Authority has any rights or obligations which involved payments to or from the Company or its Subsidiaries in the most recent 12-month period in excess of $2,000,000;

(v)                                 any Contract with any distributors or customers of, or trade suppliers to, the Company or its Subsidiaries which involved payments to or from the Company or its Subsidiaries in the most recent 12-month period of in excess of $3,000,000;

(vi)                              any Contract that (A) contains exclusivity or “most favored nation” obligations or similar restrictions binding on the Company or any Subsidiary thereof or (B) limits the freedom of the Company or any of its Affiliates (including, from and after the Closing Date, Parent or its Affiliates) to engage in any line of business, acquire any entity or compete with any Person in any manner, in each case, which involved payments to or from the Company or its Subsidiaries in the most recent 12-month period of in excess of $2,000,000;

(vii)                           any Contract that obligates the Company or any of its Subsidiaries with respect to contingent payments of any type;

(viii)                        any Contract with a Related Party (other than any employment agreement, indemnification agreement, Company Employee Plan, Company International Plan or any award agreement under any Company Employee Plan or Company International Plan);

(ix)                              any Lease;

(x)                                 any lease of personal property under which the Company or any of its Subsidiaries is the lessee and is obligated to make payments more than $500,000 per annum;

(xi)                              any Contract relating to licensing of a third party’s Intellectual Property to the Company or any of its Subsidiaries which involved payments by the Company or any Subsidiary during the most recent 12-month period in excess of $250,000; and

(xii)                           any Contract relating to the acquisition or disposition of any capital stock, business or product line of any other Person entered into at any time during the last 3 years; and

(xiii)                        any Contract set forth in Section 4.20(a)(xiii) of the Company Disclosure Schedule.

(b)                                 A true and complete copy of each Material Contract has been made available to Parent.  Except for breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) each of the Material Contracts is valid, binding and enforceable against the Company or the applicable Subsidiary of the Company in accordance with its terms (except for the Bankruptcy and Equity Exception) and is in full force and effect with respect to the Company or the applicable Subsidiary and the other parties thereto and (b) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, is in violation of any provision of any Material Contract.

Section 4.21.                          Insurance.

(a)                                 Section 4.21(a) of the Company Disclosure Schedule lists each insurance policy (including fire, theft, casualty, general liability, director and officer, workers compensation, business interruption, environmental, product liability and automobile insurance policies and bond and surety arrangements) to which the Company or any of its Subsidiaries is a party, a named insured, or otherwise the beneficiary of coverage at any time since January 1, 2014 (each, an “Insurance Policy”), and sets forth for each Insurance Policy the policy type, insurer, policy number, effective and expiration dates, coverage limits and deductibles.

(b)                                 Except as would not, individually or in the aggregate, have or reasonably expected to have a Company Material Adverse Effect, (i) all Insurance Policies maintained by the Company and its Subsidiaries are in full force and effect and all premiums due and payable thereon have been paid, and (ii) neither the Company nor any of its Subsidiaries is in breach or default of any of the Insurance Policies, and neither the Company nor any of its Subsidiaries has taken any action, or failed to take any action, which, with notice or the lapse of time, would constitute such a breach or default or permit termination or modification of any of the Insurance Policies. During the twelve (12) months preceding the date hereof, neither the Company nor any of its Subsidiaries has received any written notice of termination or cancellation (other than non-renewal notices in the ordinary course of business) or, as of the date hereof, denial of coverage with respect to any Insurance Policy currently maintained by the Company or any of its Subsidiaries of any material claim made pursuant to any such Insurance Policy.

(c)                                  Without limiting the foregoing, as of the date hereof, (i) to the knowledge of the Company, neither the Company nor any of its Subsidiaries has received any notice from the applicable insurance carriers that the Insurance Policies will not cover substantially all of the costs to repair, rebuild or replace the Company’s Facilities located in Marietta, Georgia damaged by the Marietta Fire (the “Marietta Facility”) (without deduction for depreciation, but subject to the applicable deductible under the applicable Insurance Policies), (ii) to the knowledge of the Company, none of the applicable insurance carriers has reduced the amount of their respective reserve for the Marietta Fire (other than any reduction resulting from the payment of insurance proceeds to the Company in respect of the Marietta Fire), and (iii) to the knowledge of the Company, the senior executive officers of the Company believe in good faith, based on the terms of the applicable Insurance Policies (which insured the Marietta Facility on a “replacement cost” basis), that the insurance available with respect to the Marietta Fire would reasonably be expected to cover substantially all the costs reasonably necessary to repair, rebuild or replace the Marietta Facility (subject to the applicable deductible under the applicable Insurance Policies).

Section 4.22.                          Customers and Suppliers.

(a)                                 Section 4.22(a) of the Company Disclosure Letter sets forth a true and complete list of:

(i)                                     each customer of the Company or any of its Subsidiaries who, on a consolidated basis, made purchases in an aggregate amount equal to $5,000,000 or more, for the twelve (12) month period ended February 28, 2015 (the “Top Customers”); and

(ii)                                  each trade supplier of the Company or any of its Subsidiaries who, on a consolidated basis, had sales in an aggregate amount equal to $3,000,000 or more, for the twelve (12) month period ended February 28, 2015 (the “Top Suppliers”).

(b)                                 Since January 1, 2014, there has been no termination, cancellation or, to the Company’s knowledge, threatened termination or cancellation of, or any material modification or change in the business relationship between the Company or any of its Subsidiaries and any of the Top Customers or Top Suppliers.  As of the date hereof, none of the Top Customers or Top Suppliers has notified the Company or any of its Subsidiaries in writing of its intention to materially decrease or materially limit its purchases from the Company or any of its Subsidiaries.  As of the date hereof, to the Company’s knowledge there exists no material dispute with any Top Customer or Top Supplier.

Section 4.23.                          Finders’ Fees.  Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who will be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.24.                          Opinion of Financial Advisor.  The Company has received the opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated, financial advisor to the Company, to the effect that, as of the date of this Agreement, the Merger Consideration is fair to the Company’s stockholders from a financial point of view, an accurate and complete copy of which opinion will be made available to Parent promptly following the execution and delivery of this Agreement for informational purposes.

Section 4.25.                          Antitakeover Statute; Rights Plan.  Assuming the accuracy and completeness of the representation and warranty in Section 5.10, (a) the Company has taken all actions necessary such that the restrictions on “business combinations” in Section 203 of the Delaware General Corporation Law do not apply to the Merger, this Agreement and the transactions contemplated hereby, (b) no other “fair price”, “moratorium”, “control share acquisition”, “business combination” or other similar antitakeover statute or regulation enacted under state or federal laws in the United States is applicable to the transactions contemplated by this Agreement (the statutes and regulations referred to in clauses (a) and (b) collectively, “Takeover Statutes”), and (c) the Company has taken all actions necessary to render the Rights Plan inapplicable to this Agreement, the Merger and the other transactions contemplated hereby and to ensure that (i) neither Parent, Merger Sub nor any of their Affiliates will become an “Acquiring Person” (as such term is defined in the Rights Plan) by reason of the execution, announcement or consummation of this Agreement or the transactions contemplated hereby, including the Merger, (ii) neither a “Stock Acquisition Date,” a “Flip-In Date,” nor a “Flip-over Transaction or Event” (each as defined in the Rights Plan) shall occur and no Rights shall become exercisable by reason of the execution, announcement or consummation of this Agreement or the transactions contemplated hereby (including the Merger), and (iii) the Rights Plan shall expire at the Effective Time without payment of any consideration to any holder of the Rights.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 11.05, except as set forth in the Parent Disclosure Letter, Parent represents and warrants to the Company that:

Section 5.01.                          Corporate Existence and Power.  Each of Parent and Merger Subsidiary is a corporation incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation.  Each of Parent and Merger Subsidiary has all corporate power and authority required to own, operate, lease and encumber its properties and carry on its business as now conducted, except for any failure to have such corporate power or authority which has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.  Since the date of its incorporation, Merger Subsidiary has not engaged in any activities other than in connection with or as contemplated by this Agreement. Merger Subsidiary was incorporated solely for the purpose of consummating the Merger and the transactions contemplated by this Agreement.  All of the outstanding shares of capital stock of Merger Subsidiary have been validly issued, are fully paid and nonassessable and are owned by, and at the Effective Time will be owned by, Parent, free and clear of all Liens.

Section 5.02.                          Corporate Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby are within the corporate power and authority of Parent and Merger Subsidiary and, subject to the effectiveness of the Parent Written Consent, have been duly authorized by all necessary corporate action of Parent and Merger Subsidiary.  This Agreement constitutes a valid and binding agreement of each of Parent and Merger Subsidiary.  Parent, in its capacity as sole stockholder of Merger Subsidiary, has executed a revocable stockholder consent adopting this Agreement (the “Parent Written Consent”), which Parent Written Consent by its terms becomes effective immediately following execution of this Agreement.

Section 5.03.                          Governmental Authorization.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby require no action, consent, license, approval, or authorization of, or filing by Parent or Merger Subsidiary with, any Governmental Authority, other than (a) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State and appropriate documents with the relevant authorities of other states in which Parent is qualified to do business, (b) compliance with any applicable requirements of the HSR Act and of laws analogous to the HSR Act existing in foreign jurisdictions, (c) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other state or federal securities laws, and (d) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.04.                          Non-contravention.  The execution, delivery and performance by Parent and Merger Subsidiary of this Agreement and the consummation by Parent and Merger Subsidiary of the transactions contemplated hereby do not and will not (a) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Subsidiary, (b) assuming compliance with the matters referred to in Section 5.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (c) assuming compliance with the matters referred to in Section 5.03, require any consent or other action by any Person under, constitute a default under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which Parent or any of its Subsidiaries is entitled under any provision of any Contract or other instrument binding upon Parent or any of its Subsidiaries or (d) result in the creation or imposition of any Lien other than Permitted Liens on any asset of Parent or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (b) through (d), as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.05.                          Disclosure Documents.  The information supplied by Parent for inclusion in the Proxy Statement will not, at the time the Proxy Statement and any amendments or supplements thereto is first mailed to the stockholders of the Company and at the time of the Company Stockholder Approval, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties contained in this Section 5.05 will not apply to statements or omissions included or incorporated by reference in the Proxy Statement based upon information supplied by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 5.06.                          Finders’ Fees.  Except for Jefferies LLC and KeyBanc Capital Markets, whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who will be entitled to any fee or commission from the Parent upon consummation of the transactions contemplated by this Agreement.

Section 5.07.                          Financing.

(a)                                 Assuming the accuracy of the representations and warranties set forth in Section 4.05, the aggregate proceeds contemplated by the Commitment Letters will be sufficient to enable Parent and Merger Subsidiary to consummate the Merger upon the terms contemplated by this Agreement, including to pay the Merger Consideration for all of the shares of Company Stock on a fully-diluted basis, to make all payments in respect of the Company Stock Options, Company Restricted Shares, Company Performance Shares, Company Restricted Stock Unit Awards, Company Performance Stock Unit Awards, Company Share Units and Deferred Stock Units, to pay all related fees and expenses of Parent, Merger Subsidiary and their respective Representatives, and to make all other payments required by this Agreement and the Financing.

(b)                                 Parent has delivered to the Company true and complete copies of (i) the executed equity commitment letter, dated as of the date hereof, from Investor (the “Equity Commitment Letter”), pursuant to which Investor has committed to invest the amount set forth therein (the “Equity Financing”), and (ii) fully executed commitment letter (the “Debt Commitment Letter”) from Jefferies Finance LLC, KeyBank National Association and KeyBanc Capital Markets Inc. (the “Lenders”) confirming their respective commitments to provide Parent with debt financing in connection with the transactions contemplated hereby (the “Debt Financing”).

(c)                                  Except for fee letters with respect to fees and related arrangements with respect to the Debt Financing, of which Parent has delivered true, correct and complete copies to the Company prior to the date of this Agreement (in a redacted form removing only the fee information, but which fee information does not relate to the amounts or conditionality of, or contain any conditions precedent to, the funding of the Financing), there are no side letters or other agreements, contracts or arrangements related to the funding of the full amount of the Debt Financing, other than as expressly set forth in the Debt Commitment Letter and delivered to the Company prior to the date of this Agreement.

(d)                                 Each of the Commitment Letters is in full force and effect and is a valid and binding obligation of Parent and, to the knowledge of Parent, the other parties thereto.  None of the Commitment Letters have been amended or modified in any respect, and the respective commitments contained therein have not been withdrawn, rescinded or otherwise modified in any respect.  No event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default), or the failure of any condition, on the part of Parent or its Affiliates under the Commitment Letters or, to the knowledge of Parent on the part of the Lenders or the Investor.  There are no conditions precedent to the funding of the full amount of the Financing other than the conditions precedent set forth in the Commitment Letters, and Parent has no reason to believe that it may not be able to satisfy any term or condition of closing of the Financing that is required to be satisfied as a condition of the Financing, or that the Financing may not be made available to Parent on the Closing Date.  Parent (or an Affiliate thereof) has fully paid any and all commitment fees or other fees required by the Commitment Letters to be paid.

(e)                                  Neither Parent nor Merger Subsidiary is aware of any direct or indirect limitation or other restriction on the ability of the Lenders in the Debt Financing to provide financing for other potential purchasers of the Company.

(f)                                   Parent acknowledges and agrees that notwithstanding anything to the contrary in this Agreement, the consummation of the Financing shall not be a condition to the obligation of Parent and Merger Subsidiary to consummate the Merger and the other transactions contemplated hereby.

Section 5.08.                          Solvency.  Assuming (a) the satisfaction of the conditions to Parent’s obligations to consummate the Merger and (b) the accuracy of the representations and warranties set forth in Article 4 of this Agreement and, after giving effect to the transactions contemplated by this Agreement, including the Debt Financing, any alternative financing, the payment of the aggregate Merger Consideration, any repayment or refinancing of debt contemplated in this Agreement or the Debt Commitment Letter, and the payment of all related fees and expenses, the Surviving Corporation on a consolidated basis will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby.  For purposes of this Agreement, “Solvent” when used with respect to any Person, means that, as of any date of determination, (i) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (A) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable federal laws governing determinations of the insolvency of debtors, and (B) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent liabilities) as such debts become absolute and matured, (ii) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date and (iii) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature.

Section 5.09.                          Litigation.  Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there is no Action pending against, or, to the knowledge of the Parent threatened in writing against, Parent or any of its Affiliates before or by (or, in the case of threatened Actions that would be before) any Governmental Authority and (b) neither Parent nor Merger Subsidiary is subject to any Order.

Section 5.10.                          Ownership of Shares.  Neither Parent nor Merger Subsidiary, nor any of their “affiliates” or “associates” is or has been at any time in the three years prior to the date of this Agreement an “interested stockholder” of the Company (as such terms are defined in Section 203 of the Delaware General Corporation Law).

Section 5.11.                          Absence of Certain Agreements.  Neither Parent nor any of its Affiliates has entered into any Contract, or authorized, committed or agreed to enter into any Contract, pursuant to which: any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company (i) agrees to vote to adopt this Agreement or the Merger or (ii) agrees to vote against any Superior Proposal.

Section 5.12.                          Management Agreements.  Other than this Agreement, as of the date hereof, there are no Contracts between Parent or Merger Subsidiary or any of their Affiliates or Representatives, on the one hand, and any member of the Company’s management or the board of directors, on the other hand, relating in any way to the transactions contemplated by this Agreement or the operations of the Company after the Effective Time.

Section 5.13.                          Limited Guaranty.  Concurrently with the execution of this Agreement, Parent has delivered to the Company the guaranty of Investor, dated as of the date of this Agreement, in favor of the Company with respect to certain obligations of Parent and Merger Subsidiary under this Agreement (the “Limited Guaranty”).  The Limited Guaranty is in full force and effect and is a legal, valid and binding obligation of Investor, enforceable (except for the Bankruptcy and Equity Exception) against Investor in accordance with its terms.  There is no default under the Limited Guaranty by Investor, and no event has occurred that, with or without notice, lapse of time or both, would constitute a default thereunder by Investor.

Section 5.14.                          Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans.  In connection with the due diligence investigation of the Company by Parent and Merger Subsidiary, Parent and Merger Subsidiary have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations.  Parent and Merger Subsidiary hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Parent and Merger Subsidiary are familiar, that Parent and Merger Subsidiary are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Parent and Merger Subsidiary will have no claim, right or obligation under this Agreement or otherwise (including under Article 9) against the Company or any of its Subsidiaries, or any of their respective Representatives, or any other Person, with respect thereto.  Accordingly, Parent and Merger Subsidiary hereby acknowledge that none of the Company nor any of its Subsidiaries, nor any of their respective Representatives, nor any other Person, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).

ARTICLE 6

COVENANTS OF THE COMPANY

Section 6.01.                          Conduct of the Company.  Except with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), as expressly contemplated by this Agreement, as set forth in Section 6.01 of the Company Disclosure Letter or as required by Applicable Law, from the date hereof until the Effective Time, (A) the Company shall, and shall cause each of its Subsidiaries to, conduct its business in all material respects in the ordinary course and use its commercially reasonable efforts to preserve intact its business organizations and relationships with Third Parties and to keep available the services of its present officers and key employees, and (B) the Company shall not, and shall cause each of its Subsidiaries not to, take any action that may reasonably be expected to result in any of the conditions to the Merger set forth in Section 9.01 or Section 9.02 to not be satisfied.  Without limiting the generality of the foregoing, except (x) with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), (y) as expressly contemplated by this Agreement or (z) set forth in Section 6.01 of the Company Disclosure Letter, the Company shall not, nor shall it permit any of its Subsidiaries to:

(a)                                 amend its certificate of incorporation, bylaws or other similar organizational documents;

(b)                                 (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock, except for dividends by any of its wholly-owned Subsidiaries and except for quarterly cash dividends not in excess of $0.06 per share, or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities except pursuant to any Company Employee Plan or any other existing contract or commitment;

(c)                                  (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any shares of Company Stock upon the exercise of Company Stock Options issued and outstanding as of the date hereof and solely in accordance with the terms of such Company Stock Options, (B) any shares of Common Stock pursuant to the terms of any Company Restricted Shares, Company Performance Shares, Company Restricted Stock Unit Awards, Company Performance Stock Unit Awards, Company Stock Units and Deferred Stock Units issued and outstanding as of the date hereof and solely in accordance with the terms of such Company Restricted Shares, Company Performance Shares, Company Restricted Stock Unit Awards, Company Performance Stock Unit Awards, Company Share Units and Deferred Stock Units, as applicable, (C) any Company Subsidiary Securities to the Company or any other Subsidiary of the Company, and (D) shares of Company Stock pursuant to the ESPP or (ii) amend any term of any Company Security or any Company Subsidiary Security;

(d)                                 acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, (i) any material amount of assets, properties or interests, other than (x) as expressly required pursuant to the terms of any Material Contracts in force on the date hereof, (y) purchases of raw materials, finished goods and supplies in the ordinary course of business consistent with past practice or (z) any capital expenditures by the Company or its Subsidiaries to the extent permitted under Section 6.01(n), or (ii) any Person, any securities of any Person, or any company or business;

(e)                                  sell, lease, transfer, encumber, dispose of or otherwise subject to any Lien (other than a Permitted Lien), (i) any of its material assets, properties or interests, other than (x) as expressly required pursuant to the terms of any Material Contracts in force on the date hereof or (y) sales of products to customers in the ordinary course of business consistent with past practice, or (ii) any equity securities of the Company or any of its Subsidiaries, or any of their businesses or line of business;

(f)                                   other than in connection with actions permitted by Section 6.01(d) or in the ordinary course of business, make any material loans, advances or capital contributions to, or investments in, any other Person (other than (i) loans or advances between and among the

Company and/or any of its wholly-owned Subsidiaries and (ii) capital contributions to or investments in wholly-owned Subsidiaries);

(g)                                  incur any indebtedness for borrowed money or guarantees thereof, other than (i) (A) up to $190,000,000 of indebtedness under lines of credit existing on the date of this Agreement (excluding indebtedness outstanding on the date of this Agreement on the term loan portion of any such line of credit), (B) any indebtedness incurred in the ordinary course of business under the Company’s Master Receivables Purchase Agreement with Bank of America N.A. having an aggregate principal amount outstanding that is not in excess of $15,000,000 (provided that any such indebtedness is prepayable without premium or penalty, other than customary breakage costs) or (ii) indebtedness incurred between or among the Company and/or any of its wholly-owned Subsidiaries or between any of such wholly-owned Subsidiaries or guarantees by the Company of indebtedness of any wholly-owned Subsidiary;

(h)                                 other than as required by Applicable Law or as required under any Company Employee Plan or Company International Plan in effect as of the date hereof, (i) grant, increase or agree to grant or increase any severance or termination pay to (or amend any existing severance pay or termination arrangement with) any current or former officer, employee, director, or individual consultant of the Company or any of its Subsidiaries (other than to non-officer employees with annual base salary of less than $150,000 in the ordinary course of business consistent with past practice), (ii) establish, adopt, modify, amend or terminate any collective bargaining agreement, Company Employee Plan or Company International Plan (or agreement that would be a Company Employee Plan or Company International Plan if in existence as of the date hereof), other than modifications to any Company Employee Plan or Company International Plan that are made in the ordinary course of business consistent with past practice and do not result in a material increase in cost to Parent, or (iii) increase or agree to increase the direct or indirect compensation, commission, bonus or other benefits payable to any current or former officer, employee, director, or individual consultant of the Company or any of its Subsidiaries (other than to non-officer employees with average annualized total cash compensation of less than $200,000 in the ordinary course of business consistent with past practice), (iv) hire or terminate the employment of any officer of the Company or any of its Subsidiaries other than terminations of employment for cause, or (v) enter into or make any loans to any of its current or former officers, employees, directors, or individual consultants (other than loans to non-officer employees with annual base salary of less than $150,000 in the ordinary course of business consistent with past practice);

(i)                                     communicate with employees of the Company or any of its Subsidiaries regarding the future compensation, commission, bonus, benefits or other treatment (if any) that they will receive following the Closing, other than (i) any such communication which is consistent with prior directives or documentation provided to Parent by the Company (in which case, the Company shall provide Parent with prior notice of, and the opportunity to review and comment upon, any such communication), (ii) any such communication which addresses any employee’s right to receive Merger Consideration or any employee’s treatment of his or her equity awards, or (iii) any such communication which addresses any employee in their capacity as a stockholder of the Company;

(j)                                    change the Company’s principles of accounting, except as required by concurrent changes in GAAP or in Regulation S-X of the 1934 Act, or as agreed to by its independent public accountants;

(k)                                 enter into, renew, extend, amend or terminate any Contract that is or would constitute a Material Contract, other than any renewal or extension of Material Contracts in the ordinary course of business consistent with past practice;

(l)                                     waive, settle or compromise any material pending or threatened Action, whether or not insured, other than waivers, settlements or compromises that involve only the payment of monetary damages by the Company or any of its Subsidiaries in an amount not to exceed $500,000 with respect to any single Action or $1,000,000 in the aggregate;

(m)                             waive, settle or compromise any insurance claims in excess of $500,000 in any single claim or $1,000,000 in the aggregate;

(n)                                 make any capital expenditures with respect to the Company or its Subsidiaries, other than (i) capital expenditures contemplated by the Company’s Fiscal Year 2015 Forecast set forth in Section 6.01(n) of the Company Disclosure Letter or (ii) capital expenditures incurred on or after September 1, 2015 in accordance with the terms set forth in Section 6.01(n) of the Company Disclosure Letter;

(o)                                 adopt a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other material reorganization of the Company or its Subsidiaries;

(p)                                 (i) make or change any material Tax election, change any annual Tax accounting period, adopt or change any material method of Tax accounting, amend any U.S. federal or state income or franchise Tax Return (or any other material Tax Returns), in each case, for material adjustments, or file claims for material Tax refunds, (ii) enter into any material closing agreement, (iii) settle any material Tax claim, audit or assessment, or (iv) surrender any right to claim a material Tax refund, offset or other reduction in Tax liability; or

(q)                                 agree, resolve or commit to do any of the foregoing.

Section 6.02.                          Company Stockholder Meeting.  The Company shall cause a meeting of its stockholders (the “Company Stockholder Meeting”) to be duly called and held as promptly as reasonably practicable after the No-Shop Period Start Date and after the Proxy Statement is cleared by the SEC for the purpose of voting on the approval and adoption of this Agreement and the Merger.  In furtherance of the foregoing, the Company shall use commercially reasonable efforts to cause the Proxy Statement to be mailed to the record holders as of the record date established for the Company Stockholder Meeting no later than five Business Days after the later of (x) the date on which the SEC (or the staff of the SEC) confirms that it has no further comments on the Proxy Statement and (y) the No-Shop Period Start Date.  Subject to Section 6.04, the Company shall (a) include in the Proxy Statement the recommendation of the Board of Directors of the Company that the shareholders of the Company approve the Merger and adopt this Agreement, (b) use its commercially reasonable efforts to solicit proxies and obtain the Company Stockholder Approval and (c) otherwise comply in all material respects with the legal requirements applicable to the Company Stockholder Meeting.  The Company shall have the right to make one or more successive postponements or adjournments of the Company Stockholder Meeting (i) for the absence of a quorum, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Board of Directors of the Company has determined in good faith after consultation with outside counsel is reasonably necessary under Applicable Law or fiduciary duty and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholder Meeting, (iii) to allow reasonable additional time to solicit additional proxies to the extent the Company reasonably believes necessary in order to obtain the Company Stockholder Approval or (iv) if otherwise required by Applicable Law or fiduciary duty.

Section 6.03.                          Access to Information.  From the date hereof until the Effective Time and subject to Applicable Law and the Confidentiality Agreement, the Company shall (a) give Parent and its Representatives, upon reasonable notice, reasonable access during normal business hours to the offices, properties, businesses, operations and books and records of the Company and each of its Subsidiaries, and (b) furnish to Parent and its Representatives such financial and operating data and other information as such Persons may reasonably request.  The Company shall cause the agents and Representatives of the Company and its Subsidiaries to reasonably cooperate with Parent and Parent’s prospective lenders and investors, as well as Parent’s and Parent’s prospective lenders’ and investors’ Representatives in connection with such investigation and examination.  Any investigation pursuant to this Section 6.03 shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.  Nothing in this Section 6.03 shall require the Company to provide any access, or to disclose any information if, in the opinion of the Company’s outside counsel, providing such access or disclosing such information would (i) violate any Applicable Law (including antitrust or privacy laws) or (ii) jeopardize the attorney-client privilege and such privilege cannot be protected by the Company through exercise of its reasonable efforts.

Section 6.04.                          Go-Shop; No Solicitation; Other Offers.

(a)                                 Notwithstanding any other provision of this Agreement to the contrary, during the period beginning on the date hereof and continuing until 11:59 p.m. (New York City time) on the date that is 30 days thereafter (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective directors, officers, employees, Affiliates, financial advisors, attorneys, accountants and other advisors or representatives (collectively, “Representatives”) shall have the right to directly or indirectly:  (i) solicit, initiate, facilitate and encourage Acquisition Proposals, including by way of providing access to non-public information relating to the Company or its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall promptly (and in any event within one Business Day) provide to Parent any non-public information relating to the Company or its Subsidiaries that is provided to any Person given such access which was not previously provided to or made available to Parent and (ii) enter into and maintain or continue discussions or negotiations with respect to potential Acquisition Proposals or otherwise cooperate with, or assist or participate in, or facilitate, any such inquiries, proposals, discussions or negotiations.

(b)                                 Subject to Section 6.04(c) and Section 6.04(d), from the No-Shop Period Start Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with

Article 10, neither the Company nor any of its Subsidiaries or their respective officers and directors shall, and the Company and its Subsidiaries shall not authorize any of its or their respective Representatives to, directly or indirectly, (i) solicit, initiate or take any action to knowingly facilitate or knowingly encourage the submission of any Acquisition Proposal, (ii) enter into, engage or participate in any discussions or negotiations with or furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to, any Third Party in connection with or for the purpose of facilitating or encouraging an Acquisition Proposal, (iii) except for an Acceptable Confidentiality Agreement, enter into any agreement in principle, letter of intent, memorandum of understanding, merger agreement, acquisition agreement, option agreement or other similar agreement relating to an Acquisition Proposal (any such documentation referred to in this clause (iii), “Acquisition Proposal Documentation”), (iv) grant any waiver, amendment or release under any Takeover Statutes or the Rights Plan, or (v) grant any waiver, amendment or release under any standstill or confidentiality agreement; provided, that, notwithstanding the foregoing, the Company shall be permitted to waive, amend, release or fail to enforce any provision of any confidentiality, “standstill” or similar obligation of any Person if the Board of Directors of the Company determines in good faith, after consultation with its outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law.  Subject to Section 6.04(c) and Section 6.04(d) and except with respect to any Person from whom the Company has received a written Acquisition Proposal prior to the No-Shop Period Start Date that satisfies the requirements of Section 6.04(c)(i) (such Person, an “Excluded Party”, provided that any Person shall immediately and irrevocably cease to be an Excluded Party if, at any time after the No-Shop Period Start Date, the Acquisition Proposal submitted by such Person is withdrawn or terminated (it being understood that a modification of such Acquisition Proposal shall not be deemed to be a withdrawal or termination)), on the No-Shop Period Start Date, the Company shall, and shall cause any of its Subsidiaries and its and their Representatives to cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives with respect to any Acquisition Proposal.  Within forty-eight hours following the No-Shop Period Start Date, to the extent not prohibited by an Acceptable Confidentiality Agreement, the Company shall provide Parent with a list of Excluded Parties, including the identity of each Excluded Party and a copy of the Acquisition Proposal submitted by each Person on the basis of which the Board of Directors of the Company made the determination that such Person shall be an Excluded Party.

(c)                                  Notwithstanding anything contained in Section 6.04(b) to the contrary, if at any time on or after the No-Shop Period Start Date and prior to obtaining the Company Stockholder Approval, (i) the Company or any of its Representatives has received an Acquisition Proposal (which did not result from any material breach of this Section 6.04) that the Board of Directors of the Company determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes or would reasonably be expected to lead to a Superior Proposal and (ii) other than with respect to taking such actions with an Excluded Party (but only for so long as a Person remains an Excluded Party), the Board of Directors of the Company determines in good faith, after consultation with outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, then the Company, directly or indirectly through its Representatives, may (A) engage in negotiations or discussions with such Third Party and its Representatives, (B) furnish to such Third Party or its

Representatives non-public information relating to the Company or any of its Subsidiaries pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall provide to Parent promptly (and in any event within one Business Day) any such information that is provided to any such Person which was not previously provided to or made available to Parent and (C) take any nonappealable, final action that any court of competent jurisdiction orders the Company to take.

(d)                                 Subject to the other provisions of this Section 6.04, neither the Board of Directors of the Company nor any committee thereof shall (i) (A) recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal, (B) fail to make, withdraw or modify in a manner adverse to Parent or publicly propose to withhold or withdraw (or modify or qualify in a manner adverse to Parent or Merger Subsidiary) the Company Board Recommendation (or recommend an Acquisition Proposal or authorize the Company to enter into Acquisition Proposal Documentation (other than an Acceptable Confidentiality Agreement)), (C) fail to include the Company Board Recommendation in the Proxy Statement, or (D) publicly recommend any Acquisition Proposal subject to Regulation 14D under the 1934 Act in a solicitation or recommendation statement on Schedule 14D-9 filed with respect to any such Acquisition Proposal (any action described in this clause (i), an “Adverse Recommendation Change”) or (ii) execute (or allow the Company or any of its Subsidiaries to execute) any Acquisition Proposal Documentation (other than an Acceptable Confidentiality Agreement).  Notwithstanding the foregoing or anything contained in this Section 6.04 to the contrary, prior to obtaining the Company Stockholder Approval, if (1) in response to an Intervening Event, the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, that the failure to take such action would be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, or (2) the Company receives an Acquisition Proposal (which did not result from any material breach of this Section 6.04) that the Board of Directors of the Company or any committee thereof determines in good faith, after consultation with its financial advisor and outside legal counsel, constitutes a Superior Proposal, (x) the Board of Directors of the Company or any committee thereof may make an Adverse Recommendation Change in respect of such Intervening Event or such Superior Proposal and/or (y) in the case of a Superior Proposal, the Board of Directors of the Company or any committee thereof may authorize, and pursuant to such authorization the Company or any of its Subsidiaries may execute, Acquisition Proposal Documentation, which shall include a definitive acquisition agreement, with respect to such Superior Proposal (and in connection therewith grant any waiver, amendment or release under any Takeover Statues or the Rights Plan) if, in the case of this clause (y), the Company concurrently terminates this Agreement pursuant to Section 10.01(d)(i); provided, however, that the Board of Directors of the Company or any committee thereof shall not effect an Adverse Recommendation Change in respect of an Intervening Event or a Superior Proposal, and neither the Company nor any of its Subsidiaries shall execute any Acquisition Proposal Documentation and the Company shall not terminate this Agreement pursuant to Section 10.01(d) with respect to such Superior Proposal unless (w) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action (which notice shall, in the event of a Superior Proposal, to the extent permitted by the terms of any Acceptable Confidentiality Agreement, specify the identity of the party making such Superior Proposal and attach the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated, and in the event of an Intervening Event, provide a reasonably detailed description of such Intervening Event); provided, that it is agreed that such notice of intent in and of itself shall not constitute an Adverse Recommendation Change or a violation of any provisions of this Section 6.04, (x) the Company has negotiated, and has caused its Representatives to negotiate, in good faith with Parent during such four Business Day period (the “Negotiation Period”), to the extent Parent wishes to negotiate, to enable Parent to propose in writing revisions to the terms of this Agreement, which revisions shall be evidenced by an offer to amend this Agreement that would, upon the Company’s acceptance, be binding on the Company, Parent and Merger Subsidiary, and, if applicable, the Commitment Letters and the Limited Guaranty, such that such Superior Proposal would no longer constitute a Superior Proposal or the failure to make an Adverse Recommendation Change with respect to such Intervening Event would no longer be inconsistent with its fiduciary duties under applicable Law, (y) following the end of the Negotiation Period, the Board of Directors of the Company or any committee thereof shall have considered in good faith such binding offer, if any, and shall have determined that the Superior Proposal would continue to constitute a Superior Proposal or the failure to make an Adverse Recommendation Change with respect to such Intervening Event would continue to be reasonably likely to be inconsistent with its fiduciary duties under Applicable Law, if the revisions proposed in such binding offer, if any, were to be given effect and (z) in the event of any material change to the material terms of such Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (w) above and the Negotiation Period shall have recommenced, except that the Negotiation Period shall be at least three Business Days (rather than the four Business Days otherwise contemplated by clause (w) above); and provided, further, however, that any purported termination of this Agreement pursuant to this sentence shall be void and of no force or effect, unless the Company pays Parent the Go-Shop Termination Fee or Termination Fee, as applicable, in accordance with Section 11.04.  In addition, nothing contained in this Agreement shall prevent the Company or the Board of Directors of the Company from (i) taking and disclosing to its stockholders a position contemplated by Rule 14d-9 and Rule 14e-2(a) promulgated under the 1934 Act (or any similar communication to its stockholders in connection with the making or amendment of a tender offer or exchange offer) or from making any disclosure to its stockholders with regard to the transactions contemplated by this Agreement or an Acquisition Proposal, which in each case, the Board of Directors of the Company has determined in good faith, after consultation with outside legal counsel, that the failure to do so would be reasonably likely to violate U.S. federal or state securities laws or other Applicable Law or would be reasonably likely to be inconsistent with the Company’s Board of Directors’ fiduciary duties under applicable Law (provided that neither the Company nor its Board of Directors may recommend any Acquisition Proposal unless permitted by this Section 6.04), (ii) issuing a “stop, look and listen” disclosure or similar communication of the type contemplated by Rule 14d-9(f) under the 1934 Act (provided that the Company shall not effect or disclose pursuant to such rules or otherwise a position which constitutes an Adverse Recommendation Change unless permitted by this Section 6.04) or (iii) contacting and engaging in discussions with any Person or group and their respective Representatives who has made an Acquisition Proposal solely for the purpose of clarifying such Acquisition Proposal and the terms thereof.

(e)                                  After the No-Shop Period Start Date, the Company shall promptly (and in any event, within 48 hours) notify Parent after receipt by the Company or any of its Subsidiaries (or any of its or their Representatives) of any Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that the Company knows is considering making, or has made, an Acquisition Proposal, which notice shall include the material terms and conditions of any such Acquisition Proposal, indication or request (including, if applicable, copies of any written proposals or offers, including any proposed Acquisition Proposal Documentation, which in each case may be redacted to the extent necessary to comply with the terms of any Acceptable Confidentiality Agreement) and, to the extent disclosure is permitted by an Acceptable Confidentiality Agreement, the identity of the Third Party or group of Third Parties making such Acquisition Proposal, and the Company shall keep Parent reasonably informed on a prompt and timely basis of any material developments with respect to or material changes to such Acquisition Proposals and shall provide copies of any revised written proposals or offers, including any revisions to any proposed Acquisition Proposal Documentation (which in each case may be redacted if necessary to comply with the terms of any Acceptable Confidentiality Agreement) promptly upon receipt thereof, and in any event within 48 hours.

(f)                                   The Company shall not, and shall cause its Subsidiaries not to, enter into any confidentiality or similar agreement (or any amendment to any existing confidentiality or other agreement) with any Person that prohibits the Company from providing to Parent any of the information required to be provided to Parent under this Section 6.04 within the time periods contemplated hereby.  For the avoidance of doubt, all information provided to Parent pursuant to this Section 6.04 will be subject to the terms of the Confidentiality Agreement.

(g)                                  Until the earlier of the Effective Time and the termination of this Agreement in accordance with Article 10, (i) the approval and other actions of the Company and its Board of Directors for purposes of causing any Takeover Statutes and the Rights Plan to be inapplicable to Parent, Merger Subsidiary and their Affiliates, the Merger and the other transactions contemplated by this Agreement shall be irrevocable and unconditional and no Adverse Recommendation Change or any other action shall change such approval or action, and (ii) except as otherwise permitted by this Section 6.04, the Rights Plan shall not be amended or qualified.

Section 6.05.                          FIRPTA Certificate.  On the Closing Date, the Company shall provide to Parent a certificate, dated as of the Closing Date, to the effect that the Company Securities are not a U.S. real property interest within the meaning of the Code Section 1445, in the form and manner set forth in Treasury Regulation Section 1.1445-2(c) and reasonably acceptable to Parent, duly executed by a responsible officer of the Company, which certification shall be timely filed with the U.S. Internal Revenue Service.

Section 6.06.                          No Other Representations and Warranties.  Except for the representations and warranties set forth in Article 5, the Company acknowledges and agrees that no other representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of Parent or Merger Subsidiary with respect to their respective businesses, affairs, assets, liabilities, financial conditions, results of operations or prospects or with respect to the accuracy or completeness of any other information provided or made available to the Company by or on behalf of Parent or Merger Subsidiary, and each of Parent and Merger Subsidiary hereby disclaims any such representation or warranty, whether by or on behalf of the Parent or Merger Subsidiary, and notwithstanding the delivery or disclosure to Parent, Merger Subsidiary or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.  Neither Parent, Merger Subsidiary, nor any of their respective Representatives or Affiliates will have or be subject to any liability or obligation to the Company or any other Person resulting from the distribution in written or verbal communications to the Company of any information.  Notwithstanding anything to the contrary in this Section 6.06 or otherwise, nothing herein precludes any party hereto from pursuing a claim for fraud.

ARTICLE 7

COVENANTS OF PARENT

Section 7.01.                          Conduct of Parent.  Parent shall not, and shall cause its Subsidiaries not to, from the date of this Agreement to the Effective Time, take any action or fail to take any action that is intended to, or would reasonably be expected to, individually or in the aggregate, prevent or materially impair the ability of Parent and Merger Subsidiary to consummate the Merger or the other transactions contemplated by this Agreement, including the financing thereof.

Section 7.02.                          Obligations of Merger Subsidiary.  Parent shall take all action necessary to cause Merger Subsidiary to perform its obligations under this Agreement and to consummate the Merger on the terms and conditions set forth in this Agreement.

Section 7.03.                          Voting of Shares.  Parent shall vote all shares of Company Stock beneficially owned by it or any of its Subsidiaries in favor of adoption of this Agreement at the Company Stockholder Meeting.

Section 7.04.                          Director and Officer Liability.  Parent shall, and shall cause the Surviving Corporation, and the Surviving Corporation hereby agrees, to do the following:

(a)                                 From and after the Effective Time, Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, indemnify and hold harmless, and provide advancement of expenses to, the present and former officers and directors of the Company and its Subsidiaries (each, an “Indemnified Person”) in respect of acts or omissions in their capacity as an officer or director of the Company or any of its Subsidiaries or any of their respective predecessors or as an officer, director, employee, fiduciary or agent of another enterprise if the Indemnified Person was serving in such capacity at the request of the Company or any of its Subsidiaries or any of their respective predecessors, in any case occurring at or prior to the Effective Time to the fullest extent permitted by Delaware Law or any other Applicable Law or provided under the certificate of incorporation, bylaws, any indemnification agreements and any other governing documents of the Company and its Subsidiaries in effect on the date hereof.  In the event of any threatened or pending claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and whether formal or informal (each, a “Proceeding”) to which an Indemnified Person is, has been or becomes a party or with respect to which an Indemnified Person is, has been or becomes otherwise involved (including as a witness), arising in whole or in part out of, or pertaining in whole or in part to, the fact that the Indemnified Person is or was an officer or director of the Company or any of its Subsidiaries or any of their respective predecessors or is or was serving at the request of the Company or any of its Subsidiaries or any of their respective predecessors as an officer, director, employee, fiduciary or agent of another enterprise (including any Proceeding arising out of or pertaining to matters occurring or existing or alleged to have occurred or existed, or acts or omissions occurring or alleged to have occurred, at or prior to the Effective Time, or arising out of or pertaining to this Agreement and the transactions and actions contemplated hereby), (i) Parent shall cause the Surviving Corporation to, and the Surviving Corporation shall, advance fees, costs and expenses (including attorney’s fees and disbursements) incurred by each Indemnified Person in connection with and prior to the final disposition of such Proceedings, such fees, costs and expenses (including attorney’s fees and disbursements) to be advanced within twenty Business Days of receipt by Parent from the Indemnified Person of a request therefor, provided that such Indemnified Person delivers an undertaking to the Surviving Corporation, agreeing to repay such advanced fees, costs and expenses if it is determined by a court of competent jurisdiction in a final nonappealable order that such Indemnified Person was not entitled to indemnification with respect to such fees, costs and expenses, and (ii) neither Parent nor the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Proceeding in which indemnification could be sought by such Indemnified Person hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Person from all liability arising out of such Proceeding or such Indemnified Person otherwise consents in writing.  If any claim for indemnification is asserted or made by any Indemnified Person pursuant to this Section 7.04, any determination required to be made with respect to whether such Indemnified Person’s conduct complies with the standards under Delaware Law, the Surviving Corporation’s certificate of incorporation, other Applicable Law or any applicable indemnification agreement shall be made by independent legal counsel selected by such Indemnified Person that is reasonably acceptable to the Surviving Corporation.  If any Proceeding is brought against any Indemnified Person in which indemnification could be sought by such Indemnified Person under this Section 7.04, (A) the Surviving Corporation shall have the right to control the defense thereof after the Effective Time, (B) each Indemnified Person shall be entitled to retain his or her own counsel in connection with such Proceeding, and (C) no Indemnified Person shall be liable for any settlement effected without his or her prior express written consent.  Neither Parent nor the Surviving Corporation shall be liable for any settlement, compromise or consent to the entry of judgment or termination unless such settlement, compromise or consent is approved in writing in advance by the Surviving Corporation.

(b)                                 From and after the Effective Time, Parent shall cause to be maintained in effect all provisions in the Surviving Corporation’s certificate of incorporation and bylaws (or in such documents of any successor to the business of the Surviving Corporation) and in the certificate of incorporation, bylaws and other governing documents of the Company’s Subsidiaries regarding (i) elimination of liability of directors, (ii) indemnification of officers, directors and employees and (iii) advancement of expenses, in each case, that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of this Agreement.

(c)                                  Prior to the Effective Time, the Company may obtain and fully pay the premium for the non-cancellable extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period ending six years from and after the Effective Time with respect to any claim related to any period of time at or prior to the Effective Time, from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance, with terms, conditions, retentions and limits of liability that are no less favorable to the Indemnified Persons than the coverage provided under the Company’s existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director or officer of the Company or any of its Subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby); provided that the maximum aggregate annual premium for such policies for any such year shall not be in excess of 300% of the amount per annum the Company paid in its last full fiscal year (which amount the Company represents and warrants is set forth in Section 7.04(c) of the Company Disclosure Letter); provided, further, that if the premiums of such “tail” policy exceed such amount, the Company may obtain such a “tail” policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.  If the Company does not obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect, for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with the Company’s current insurance carrier or with an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance with terms, conditions, retentions and limits of liability that are no less favorable than the coverage provided under the Company’s existing policies as of the date hereof, or the Surviving Corporation shall purchase from the Company’s current insurance carrier or from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to D&O Insurance comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are no less favorable to the Indemnified Persons than as provided in the Company’s existing policies as of the date hereof; provided that in no event shall Parent or the Surviving Corporation be required to expend for such policies pursuant to this sentence an annual premium amount in excess of 300% of the amount per annum the Company paid in its last full fiscal year (which amount the Company represents and warrants is set forth in Section 7.04(c) of the Company Disclosure Letter); and provided, further, that if the premiums of such insurance coverage exceed such amount, the Surviving Corporation shall be obligated to obtain a policy with the greatest coverage available, with respect to matters occurring prior to the Effective Time, for a cost not exceeding such amount.

(d)                                 Notwithstanding anything herein to the contrary, if an Indemnified Person is or has been a party to or is or has been otherwise involved (including as a witness) in any Proceeding (whether arising before, at or after the Effective Time) on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 7.04 shall continue in effect with respect to such Indemnified Person until the final disposition of such Proceeding.

(e)                                  If Parent, the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 7.04.

(f)                                   The rights of each Indemnified Person under this Section 7.04 shall be in addition to any rights such Person may have under the certificate of incorporation, bylaws or other governing documents of the Company or any of its Subsidiaries, under Delaware Law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of its Subsidiaries.

(g)                                  The provisions of this Section 7.04 shall survive consummation of the Merger and are intended to be for the benefit of, and shall be enforceable by, each Indemnified Person referred to in this Section 7.04 and his or her heirs and representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise.

Section 7.05.                          Employee Matters.

(a)                                 From and after the Closing, Parent shall honor, pay, perform and satisfy any and all liabilities, obligations and responsibilities to, or in respect of, each employee who is employed immediately prior to the Closing and who remains in the employ of Parent, the Company, or any of its Subsidiaries after the Closing (each such individual, a “Continuing Employee”) arising under the terms of any Company Employee Plan that is an employment, consulting, retention, severance, change-of-control or similar agreement, in accordance with the terms thereof in effect on the Closing; provided, however, that nothing herein shall be construed as prohibiting the amendment or termination of any of the foregoing in accordance with its terms.

(b)                                 Following the Closing, (i) Parent shall use commercially reasonable efforts to ensure that no waiting periods, exclusions or limitations with respect to any pre-existing conditions, evidence of insurability or good health or actively-at-work exclusions are applicable to any Continuing Employees or their dependents or beneficiaries under any welfare benefit plans in which such employees may be eligible to participate and (ii) Parent shall provide or cause to be provided that any costs or expenses incurred by Continuing Employees (and their dependents or beneficiaries) up to (and including) the Closing shall be taken into account for purposes of satisfying applicable deductible, co-payment, coinsurance, maximum out-of-pocket provisions and like adjustments or limitations on coverage under any such welfare benefit plans.  With respect to each employee benefit plan, policy or practice, including, without limitation, severance, vacation and paid time off plans, policies or practices, sponsored or maintained by Parent or its Affiliates (the “Parent Plans”), Parent shall grant, or cause to be granted to, all Continuing Employees from and after the Closing credit for all service with the Company and its predecessors, prior to the Closing for all purposes (including, without limitation, eligibility to participate, vesting credit, eligibility to commence benefits, early retirement subsidies and severance, but excluding benefit accrual under any defined benefit pension plans) to the same extent as such Continuing Employee was entitled, before the Effective Time, to credit for such service under any similar Company Employee Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided, that such service shall not be credited to the extent it would result in a duplication of benefits.

(c)                                  As promptly as practicable and in no event later than five Business Days following the date hereof, the Company shall deliver evidence reasonably satisfactory to Parent that the Company has taken all action necessary such that (i) the Company’s Matching Equity Program is terminated effective as of the date hereof, (ii) the ESPP is frozen with respect to participation in the ESPP, the contribution of amounts into Stock Purchase Accounts and the purchase of shares of Company Stock under the ESPP, and (iii) the ESPP is terminated as of the Effective Time, provided that the Merger has been consummated; provided, however, that additional shares may be purchased under the ESPP with the proceeds of any dividends paid with respect to Company Stock held in the Stock Purchase Accounts.

(d)                                 As promptly as practicable following the date hereof, the Company will take all action necessary to amend the Supplemental Plan to provide no further amounts may be deemed invested in the Stock Fund (as defined in the Supplemental Plan) or invested in Shares (as defined in the Supplemental Plan) and will instead be deemed invested in the Cash Fund (as defined in the Supplemental Plan).

(e)                                  Nothing in this Section 7.05, express or implied, is intended to or shall confer upon any other Person, including any Continuing Employee, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, and no provision of this Section 7.05 shall constitute an amendment of, or an undertaking to amend, any Company Employee Plan or Parent Plan.

Section 7.06.                          No Other Representations and Warranties.  Except for the representations and warranties set forth in Article 4, each of Parent and Merger Subsidiary acknowledges and agrees that no other representation or warranty of any kind whatsoever, express or implied, at law or in equity, is made or shall be deemed to have been made by or on behalf of the Company or its Subsidiaries with respect to their respective businesses, affairs, assets, liabilities, financial conditions, results of operations or prospects or with respect to the accuracy or completeness of any other information provided or made available to Parent or Merger Subsidiary by or on behalf of the Company or its Subsidiaries, and the Company hereby disclaims any such representation or warranty, whether by or on behalf of the Company, and notwithstanding the delivery or disclosure to Parent or Merger Subsidiary, or any of their Representatives or Affiliates of any documentation or other information by the Company or any of its Representatives or Affiliates with respect to any one or more of the foregoing.  Neither the Company nor any of its Representatives or Affiliates will have or be subject to any liability or obligation to Parent or Merger Subsidiary or any other Person resulting from the distribution in written or verbal communications to Parent or Merger Subsidiary of any such information, including any information, documents, projections, forecasts or other material made available to Parent or to Merger Subsidiary in online “data rooms,” confidential information memoranda or management interviews and presentations.  Notwithstanding anything to the contrary in this Section 7.06 or otherwise, nothing herein precludes any party hereto from pursuing a claim for fraud.

ARTICLE 8

COVENANTS OF PARENT AND THE COMPANY

Section 8.01.                          Regulatory Undertakings.

(a)                                 Subject to the terms and conditions of this Agreement, the Company and Parent shall take, and cause to be taken, all actions and do, and cause to be done, all things necessary, proper or advisable under Applicable Law to consummate, as soon as possible after the date hereof, the Merger and the other transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable after the date hereof with any Governmental Authority or other Third Party all documentation to effect all necessary, proper or advisable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, waivers, clearances, registrations, permits, authorizations and other confirmations (collectively, “Approvals”) from any Governmental Authority or other Third Party that are necessary, proper or advisable to consummate the Merger and the other transactions contemplated by this Agreement; provided that the obligations set forth in this sentence shall not be deemed to have been breached as a result of actions by the Company or its Subsidiaries permitted by Section 6.04.

(b)                                 In furtherance and not in limitation of the foregoing, each of Parent and the Company and their respective Affiliates shall make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the Merger and the other transactions contemplated hereby with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) as promptly as practicable after the date hereof and in any event within 7 Business Days of the date hereof, and each of Parent and the Company and their respective Affiliates as promptly as practicable after the date hereof shall make any such other filings as are necessary, proper or advisable under Applicable Laws in non-U.S. jurisdictions governing antitrust, competition, trade regulation or similar matters.  Each Party shall have responsibility for its respective filing fees associated with filings pursuant to the HSR Act and any other similar filings required in any other jurisdiction.  Each of Parent and the Company shall (i) respond as promptly as practicable to any inquiries received from the FTC or the Antitrust Division for additional information or documentation and to all inquiries and requests received from any State Attorney General or other Governmental Authority in connection with antitrust, competition, trade regulation or similar matters, and (ii) not extend any waiting period under the HSR Act or enter into any agreement with the FTC or the Antitrust Division not to consummate the Merger or any of the other transactions contemplated by this Agreement, except with the prior written consent of the other Parties.

(c)                                  Parent shall (and shall cause its Affiliates to) offer to take (and if such offer is accepted, commit to and take (and cause its Affiliates to take)) with respect to itself and its Affiliates and the Company and its Subsidiaries any and all actions necessary, proper or advisable to avoid and eliminate each and every impediment under any antitrust, competition, trade regulation or other Applicable Law that may be asserted by the FTC, the Antitrust Division, any State Attorney General, any other Governmental Authority or any other Person with respect to the Merger or any of the other transactions contemplated by this Agreement so as to enable the consummation thereof as promptly as practicable after the date hereof, including (i) proposing, negotiating, offering to commit and effect (and if such offer is accepted, committing to and effecting), by order, consent decree, hold separate order, trust, or otherwise, the sale, divestiture, license, disposition or hold separate of assets or businesses of Parent, the Company or the Surviving Corporation, or their respective Subsidiaries or Affiliates, (ii) proposing, negotiating, and offering to commit to take any action (including any action that limits its freedom of action, ownership or control with respect to, or its ability to retain or hold, any of the businesses, assets, product lines, properties or services of Parent, the Company or the Surviving Corporation, or their respective Subsidiaries or Affiliates), and if the offer is accepted, committing to and taking such action, (iii) terminating, relinquishing, modifying or waiving existing or future relationships, ventures, contractual rights, obligations or other arrangements of Parent, the Company or the Surviving Corporation, or their respective Subsidiaries or Affiliates, (iv) creating any relationships, ventures, contractual rights, obligations or other arrangements of Parent, the Company or the Surviving Corporation, or their respective Subsidiaries or Affiliates and (v) entering or offering to enter into agreements and stipulating to the entry of an order or decree or filing appropriate applications with any Governmental Authority in connection with any of the actions contemplated by the foregoing clauses (i) through (iv) (provided that the Company shall not be obligated to take any such action unless the taking of such action is expressly conditioned upon the consummation of the Merger and the other transactions contemplated hereby), in each case, as may be necessary, proper or advisable in order to (A) obtain clearance under the HSR Act, (B) obtain any other Approval from any Governmental Authority, (C) avoid the entry of, or to effect the dissolution of or to vacate or lift, any decree, judgment, injunction or other order (whether temporary, preliminary or permanent) that would otherwise have the effect of restraining, preventing or delaying the consummation of the Merger or any of the other transactions contemplated hereby, or (D) avoid the commencement of any action or proceeding that seeks to prohibit the Merger or any other transaction contemplated by this Agreement.  In addition, Parent shall vigorously defend (including through litigation on the merits) against any claim asserted by any Governmental Authority or any other Person in order to avoid the entry of, or have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, prevent or delay the consummation of the Merger or any of the transactions contemplated by this Agreement, including by defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement, the Merger or any of the other transactions contemplated hereby.  The Company and its counsel shall have the opportunity to participate in any litigation, action, suit or proceeding described in the preceding sentence, and Parent and its counsel shall cooperate with and keep informed the Company and its counsel in connection with such litigation, action, suit or proceeding.

(d)                                 From the date hereof until the expiration or termination of the applicable waiting period under the HSR Act with respect to the Merger, Parent shall not (and shall cause its Affiliates not to) take any action (including the acquisition by it or its Affiliates of any interest in any Person that derives revenues from products, services or lines of business similar to the products, services or lines of business of the Company and its Subsidiaries) if such action would reasonably be expected to materially increase the risk of not obtaining the consents, approvals or clearance under any antitrust, competition, trade regulation or other Applicable Law necessary to consummate the Merger and the other transactions contemplated by this Agreement as promptly as practicable after the date hereof.

(e)                                  Each Party shall (i) promptly notify the other Parties of any written communication to that Party from the FTC, the Antitrust Division, any State Attorney General or any other Governmental Authority and, subject to Applicable Law, permit the other Parties to review in advance any proposed written communication to any of the foregoing and incorporate the other Party’s reasonable comments, (ii) not participate in or agree to participate in any substantive meeting or discussion with any Governmental Authority in respect of any filing, investigation or inquiry concerning any antitrust, competition or trade regulation matters in connection with this Agreement or the Merger unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Authority, gives the other Parties the opportunity to attend and participate thereat and (iii) furnish the other Parties with copies of all correspondence, filings, and communications (and memoranda setting forth the substance thereof) between them and their Affiliates and their respective Representatives, on the one hand, and any Governmental Authority or members or their respective staffs, on the other hand, with respect to any antitrust, competition or trade regulation matters in connection with this Agreement and the Merger, except that any materials concerning the Company’s valuation of the transaction, the Company’s internal financial information or competitively sensitive information of the Company and its Subsidiaries may be redacted or limited to outside counsel pursuant to any applicable joint defense or common interest agreement.  Without limiting the foregoing, Parent agrees that, at any time in an investigation, if a Governmental Authority suggests or proffers a settlement of the investigation to permit the Merger and the other transactions contemplated by this Agreement to be consummated, Parent shall promptly (and in any event within one (1) calendar day) communicate the terms of the offer to the Company.

Section 8.02.                          Certain Filings.

(a)                                 The Company and Parent shall prepare and file with the SEC as promptly as practicable after the date hereof (and in any event use commercially reasonable efforts to file within 20 Business Days after the date hereof), a proxy statement in preliminary form relating to the Company Stockholder Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company and Parent shall cooperate with one another (i) in connection with the preparation of the Proxy Statement, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Proxy Statement and seeking timely to obtain any such actions, consents, approvals or waivers.

(b)                                 Parent and its counsel shall be given a reasonable opportunity to review and comment on the Proxy Statement each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent and its counsel.  The Company shall provide Parent and its counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Proxy Statement promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given).

Section 8.03.                          Parent Financing.

(a)                                 Parent shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to arrange and obtain the Debt Financing on the terms and conditions described in or contemplated by the Debt Commitment Letter as soon as practicable following the date of this Agreement on the terms and conditions, taken as a whole (including the “market flex” provisions) described in the Debt Commitment Letter, including using its reasonable best efforts to (i) comply with its obligations under the Debt Commitment Letter, (ii) negotiate and enter into the Debt Financing Documents and other definitive agreements with respect to the Debt Commitment Letter, for which the amount of commitments shall be no less and the conditions to funding shall be no more restrictive than as set forth in the Debt Commitment Letter, (iii) satisfy on a timely basis all conditions applicable to Parent and Merger Subsidiary contained in the Debt Commitment Letter (including definitive agreements related thereto), including the payment of any commitment, engagement or placement fees required as a condition to the Debt Financing, and (iv) consummate the Debt Financing at or prior to the Closing, subject to the satisfaction or waiver of the conditions contained in this Agreement.  Parent shall not agree to any amendment or modification to be made to, or any waiver of any provision or remedy, under the Debt Commitment Letter without the prior written consent of the Company if such amendments, modifications or waivers could reasonably be expected to (A) reduce the aggregate amount of the Debt Financing below the amount required to consummate the Merger, repay or refinance the debt contemplated in this Agreement or the Debt Commitment Letter and pay all related fees and expenses, (B) impose new or additional conditions to the receipt of the Debt Financing, (C) prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement or (D) adversely impact the ability of Parent or Merger Subsidiary to enforce its rights against the other parties to the Debt Commitment Letter; provided, that this sentence shall not prohibit any amendment to the Debt Commitment Letter solely to add lenders, lead arrangers, bookrunners, syndication agents or similar entities which had not executed the Debt Commitment Letter as of the date hereof.  Upon any amendment, supplement or modification of the Debt Commitment Letter in accordance with this Section 8.03, Parent shall provide a copy thereof to the Company and the term “Debt Commitment Letter” shall mean the Debt Commitment Letter as so amended, supplemented or modified.

(b)                                 If funds in the amounts set forth in the Debt Commitment Letter, or any portion thereof, become unavailable to Parent on the terms and conditions set forth therein, Parent shall, and shall cause its Affiliates, as promptly as practicable following the occurrence of such event to (i) notify the Company in writing thereof, (ii) use reasonable best efforts to obtain substitute financing (on terms and conditions that are not materially less favorable to Parent and Merger Subsidiary, taken as a whole, than the terms and conditions as set forth in the Debt Commitment Letter, taking into account any “market flex” provisions thereof) sufficient to enable Parent to consummate the Merger and the other transactions contemplated hereby in accordance with its terms (the “Substitute Financing”) and (iii) use reasonable best efforts to obtain a new commitment letter that provides for such Substitute Financing and, promptly after execution thereof, deliver to the Company true, complete and correct copies of the new commitment letter and fee letter (in a redacted form removing only the fee information, but which fee information does not relate to the amounts or conditionality of, or contain any conditions precedent to, the funding of the Debt Financing) and related definitive financing documents with respect to such

Substitute Financing; provided that Parent shall not be required to (x) seek any Substitute Financing less favorable, in any material respect, on an economic basis, to Parent than the terms contained in the Financing Commitment Letters or (y) pay any fees or other compensation in any form materially greater than those contemplated by the Debt Commitment Letter or any related fee letter (whether to secure waiver of any conditions contained therein or otherwise).  Upon obtaining any commitment for any such Substitute Financing, such financing shall be deemed to be a part of the “Debt Financing” and any commitment letter for such Substitute Financing shall be deemed the “Debt Commitment Letter” for all purposes of this Agreement.  Notwithstanding the foregoing, no new commitment letter or new fee letter may expand upon the conditions precedent or contingencies to the funding at the Closing of the Debt Financing as set forth in the Debt Commitment Letter in effect on the date hereof or which would reasonably be expected to adversely affect the ability or likelihood of Parent or Merger Subsidiary to timely consummate the transactions contemplated by this Agreement.

(c)                                  Parent and Merger Subsidiary shall give the Company prompt notice: (i) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could reasonably be expected to give rise to any breach or default) by any party to any Debt Commitment Letter or definitive document related to the Debt Financing, (ii) of the receipt of any written notice or other written communication from any party to any Debt Commitment Letter with respect to any actual or threatened breach, default, withdrawal, termination or repudiation by any party to any Debt Commitment Letter or any definitive document related to the Debt Financing or any provisions of the Debt Commitment Letter or any definitive document related to the Debt Financing, (iii) of any material written dispute or disagreement between or among Parent and any of the other parties to the Debt Commitment Letter or any definitive document related to the Debt Financing that would result or reasonably be likely to result in all or a portion of the Debt Financing not being available to Parent at the Closing, (iv) of any amendment or modification of, or waiver under, the Debt Commitment Letter or any related fee letters and (v) if for any reason Parent or Merger Subsidiary believes in good faith that it will not be able to timely obtain all or any portion of the Debt Financing.  Promptly following any written request by the Company therefor, Parent shall (x) provide the Company any information requested by the Company in writing relating to any circumstance referred to in clause (i), (ii), (iii), (iv) or (v) of the immediately preceding sentence, (y) keep the Company informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing (or Substitute Financing obtained in accordance with Section 8.03(b)) (z) and provide to the Company copies of all documents related to the Debt Financing (or Substitute Financing obtained in accordance with Section 8.03(b)), other than any ancillary agreements subject to confidentiality agreements (except to the extent such agreements relate to the amounts or conditionality of, or contain any conditions precedent to, the funding of the Debt Financing (or Substitute Financing obtained in accordance with Section 8.03(b)), including any “market flex” provisions).

(d)                                 Prior to the Closing, the Company shall use reasonable best efforts, and shall use commercially reasonable efforts to cause its Representatives, at Parent’s sole expense, to cooperate with Parent’s efforts to consummate the Debt Financing, including the following: (i) participation by management with appropriate seniority and expertise in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies in connection with the Debt Financing, (ii) assisting with the preparation of materials for rating agency presentations, offering documents, private placement memoranda, bank information memoranda, prospectuses and similar documents required in connection with the Debt Financing, and identifying any portion of the information set forth in marketing materials that would constitute material, non-public information regarding the Company or its Subsidiaries or any of their respective securities, (iii) delivery of customary authorization letters that authorize the distribution of the confidential information memorandum in connection with the Debt Financing to prospective lenders, (iv) furnishing Parent and Merger Subsidiary and the Financing Sources with the Required Financial Information in Compliant form, and other financial and other pertinent information regarding the Company as may be reasonably requested by Parent that are necessary for the satisfaction of the obligations and conditions set forth in the Debt Commitment Letter (v) assisting Parent in the preparation of the pro forma financial statements required in connection with the Debt Commitment Letter, (vi) ensuring that the Financing Sources benefit from the existing lending relationships of the Company and its Subsidiaries, (vii) obtaining accountants’ comfort letters reasonably requested by Parent, (viii) solely to the extent required by the Debt Commitment Letter, assisting Parent and Merger Subsidiary in procuring corporate and facilities ratings in connection with the Debt Financing, (ix) subject to customary confidentiality arrangements, providing other customary and reasonable due diligence materials to the Financing Sources and potential lenders necessary to consummate the Financing, (x) facilitating the entrance into one or more credit or other agreements reasonably satisfactory to Parent in connection with the Debt Financing to the extent direct borrowings or debt incurrences by the Company or its Subsidiaries are contemplated by the Debt Commitment Letter, including participation by senior management of the Company and its Subsidiaries in the negotiation of such agreements, provided that neither the Company nor any of its Subsidiaries shall be required to enter into any such agreement prior to the Effective Time, (xi) providing customary payoff letters requested by Parent or the Financing Sources relating to the repayment of existing indebtedness of the Company and the release of related Liens to the extent such debt is required to be repaid hereunder, and (xii) facilitating the entrance into other documents and instruments relating to guarantees, the pledge of collateral and other matters ancillary to the Debt Financing as may be reasonably requested by Parent in connection with the Debt Financing and otherwise reasonably facilitating the pledge of collateral and providing of guarantees contemplated by the Debt Commitment Letter, including participation by senior management of the Company and its Subsidiaries in the negotiation of such documents and instruments (provided that the Company and its Subsidiaries shall not be required to enter into any such document or instrument prior to the Effective Time); provided that, notwithstanding anything to the contrary contained in this Agreement (including this Section 8.03), (A) nothing in this Agreement (including this Section 8.03) shall require any such cooperation to the extent that it would (1) require the Company or any of its Subsidiaries or Representatives, as applicable, to waive or amend any terms of this Agreement or agree to pay any commitment or other fees or reimburse any expenses prior to the Effective Time, unless reimbursed by Parent in connection therewith, or incur any liability or give any indemnities or otherwise commit to take any action that is not contingent upon the Effective Time, (2)  require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s organizational documents or any Applicable Law or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party, (3) require the Company or any of its Subsidiaries to enter into or approve, prior to the Effective Time, any financing or purchase agreement for the Financing, or (4) result in any officer or director of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to the Debt Financing, (B) no action, liability or obligation of the Company or any of its Subsidiaries or any of their respective Representatives under any certificate, agreement, arrangement, document or instrument relating to the Financing shall be effective until the Effective Time, (C) notwithstanding anything to the contrary, none of the Company or any of its Subsidiaries or any of their respective Representatives shall be required to provide any information or make any presentations with respect to capital structure, or the incurrence of the Financing or other pro forma information relating thereto or the manner in which Parent intends to operate, or cause to be operated, the business of the Surviving Corporation and its Subsidiaries after the Effective Time and (D) Parent shall promptly reimburse the Company or promptly cause the Company to be reimbursed for all reasonable and documented out-of-pocket costs and expenses (including the reasonable attorneys’ fees of outside counsel) incurred by the Company or any of its Subsidiaries in connection with the actions and cooperation pursuant to this Section 8.03.  Parent shall indemnify and hold harmless the Company, its Subsidiaries and its Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement of the Debt Financing (including any action taken in accordance with this Section 8.03(d)) and any information utilized in connection therewith; provided that the foregoing shall not apply in respect of (i) historical information relating to the Company or its Subsidiaries or other information furnished by the Company or its Subsidiaries or (ii) willful acts or omissions or gross negligence of the Company or any of its Subsidiaries.  All material non-public information regarding the Company and its Subsidiaries provided to Parent, Merger Subsidiary and their Representatives and Affiliates pursuant to this Section 8.03(d) shall be kept confidential in accordance with the Confidentiality Agreement.  In addition to the foregoing, the Company shall, and shall use its commercially reasonable efforts to cause its Representatives to, furnish promptly (and in any event within three Business Days prior to the Closing Date) all documentation and information reasonably requested by Parent relating to the Company and its Subsidiaries required by U.S. regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including without limitation the PATRIOT Act.

(e)                                  Parent and Merger Subsidiary acknowledge and agree that the obtaining of the Debt Financing, or any Substitute Financing, is not a condition to Closing.

Section 8.04.                          Public Announcements.  Except in connection with actions taken pursuant to and in accordance with Section 6.04, Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution), making any other public statement or scheduling any press conference or conference call with investors or analysts with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any national securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call before such consultation.

Section 8.05.                          Further Assurances.

(a)                                                                                 Subject to the terms and conditions set forth in this Agreement, each of Parent, Merger Subsidiary and the Company shall use (and the Company shall cause each of its Subsidiaries to use) commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

(b)                                 At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Subsidiary, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Subsidiary, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets of the Company acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

Section 8.06.                          Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a)                                 any written notice or other written communication from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement;

(b)                                 any written notice or other written communication from any Governmental Authority in connection with the transactions contemplated by this Agreement; and

(c)                                  any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened in writing against the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that relate to the consummation of the transactions contemplated by this Agreement.

Section 8.07.                          Section 16 Matters.  Prior to the Effective Time, the Company shall take all such steps as may be required to cause any dispositions of Company Stock (including derivative securities with respect to Company Stock) by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company to be exempt under Rule 16b-3 promulgated under the 1934 Act.

Section 8.08.                          Defense of Litigation.  The Company shall control and keep Parent reasonably informed with respect to any material developments regarding, the defense or settlement of any Proceeding brought by any of the Company’s stockholders against the Company or its directors or officers arising out of or relating to transactions contemplated by this Agreement and shall provide Parent the opportunity to participate in such defense or settlement; provided, that the Company shall not settle any such Proceeding without the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

ARTICLE 9

CONDITIONS TO THE MERGER

Section 9.01.                          Conditions to the Obligations of Each Party.  The obligations of the Company, Parent and Merger Subsidiary to consummate the Merger are subject to the satisfaction of the following conditions:

(a)                                 the Company Stockholder Approval shall have been obtained in accordance with Delaware Law;

(b)                                 no restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction preventing the consummation of the Merger shall have taken effect after the date hereof and shall still be in effect; and

(c)                                  any applicable waiting period under the HSR Act relating to the Merger shall have expired or been terminated.

Section 9.02.                          Conditions to the Obligations of Parent and Merger Subsidiary.  The obligation of Parent and Merger Subsidiary to consummate the Merger is further subject to the satisfaction (or waiver, if permissible under Applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)                                 (i) the representations and warranties of the Company contained in Sections 4.01 (first sentence only), 4.02(a), 4.23 and 4.25 of this Agreement shall be true and correct in all respects as of the date of this Agreement and at and as of the Effective Time as though made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct in all respects only as of such time), (ii) the representations and warranties of the Company contained in Section 4.05(a) and 4.05(b) (first sentence only) of this Agreement shall be true and correct at as of the date of this Agreement and at and as of the Effective Time as though made at and as of such time, except for immaterial inaccuracies and (iii) all other representations and warranties of the Company contained in this Agreement shall be true and correct as of the date of this Agreement and at and as of the Effective Time as though made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true only as of such time), in each case without regard to any qualifications as to Company Material Adverse Effect or materiality contained in such representations and warranties, except where the failure of any such representations or warranties in this clause (iii) to be so true and correct, individually or in the aggregate, has not and would not reasonably be expected to have a Company Material Adverse Effect;

(b)                                 the Company shall not have breached in any material respect, or failed to perform in all material respects, the obligations required to be performed by it under this Agreement contemplated to be performed at or prior to the Effective Time;

(c)                                  since the date of this Agreement, there shall not have been any Circumstance that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect and that is continuing; and

(d)                                 the Company shall have delivered to Parent a certificate signed by an executive officer of the Company dated as of the date of the Effective Time certifying that the conditions specified in Section 9.02(a), Section 9.02(b) and Section 9.02(c) have been satisfied.

Section 9.03.                          Conditions to the Obligations of the Company.  The obligation of the Company to consummate the Merger is further subject to the satisfaction (or waiver, if permissible under Applicable Law) at or prior to the Effective Time of each of the following conditions:

(a)                                 (i) the representations and warranties of Parent contained in Sections 5.01 and 5.02 of this Agreement shall be true and correct in all respects as of the date of this Agreement and at and as of the Effective Time as though made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct only as of such time) and (ii) all other representations and warranties of Parent contained in this Agreement shall be true and correct as of the date hereof and at and as of the Effective Time as though made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct only as of such time), in each case without regard to any qualifications as to Parent Material Adverse Effect or materiality contained in such representations and warranties, except where the failure of any such representations or warranties in this clause (ii) to be so true and correct, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect;

(b)                                 Parent shall not have breached in any material respect, or failed to perform in all material respects, the material obligations required to be performed by it under this Agreement contemplated to be performed at or prior to the Effective Time; and

(c)                                  Parent shall have delivered to the Company a certificate signed by an executive officer of Parent dated as of the date of the Effective Time certifying that the conditions specified in Section 9.03(a) and Section 9.03(b) have been satisfied.

Section 9.04.                          Frustration of Closing Conditions.  Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 9.01, Section 9.02 or Section 9.03, as the case may be, to be satisfied if such failure was caused by such Party’s breach in any material respect of any provision of this Agreement or failure in any material respect to use the standard of efforts required from such Party to consummate the Merger and the other transactions contemplated hereby.

ARTICLE 10

TERMINATION

Section 10.01.                   Termination.  This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding any approval of this Agreement by the stockholders of the Company or by Parent as sole stockholder of Merger Subsidiary), it being understood that any termination by Parent shall also constitute a termination by Merger Subsidiary:

(a)                                 by mutual written agreement of the Company and Parent;

(b)                                 by either the Company or Parent, if:

(i)                                     the Merger has not been consummated on or before October 6, 2015 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 10.01(b)(i) shall not be available to any Party whose breach of any provision of this Agreement was a principle cause of or resulted in the failure of the Merger to be consummated by such time;

(ii)                                  there shall be any permanent injunction or other order issued by any court of competent jurisdiction preventing, prohibiting or making illegal the consummation of the Merger and such injunction or other order shall have become final and nonappealable; or

(iii)                               at the Company Stockholder Meeting (including after taking into account any adjournment, postponement or recess thereof), the Company Stockholder Approval shall not have been obtained; or

(c)                                  by Parent, if,

(i)                                     an Adverse Recommendation Change shall have occurred; or

(ii)                                  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred and such breach would cause the condition set forth in Section 9.02(a) or Section 9.02(b) not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, such breach is not cured by the Company prior to the earlier of (x) the twentieth (20th) Business Day after the Company’s receipt of written notice thereof from Parent or (y) the End Date; or

(d)                                 by the Company, if:

(i)                                     prior to the Company Stockholder Approval, the Board of Directors of the Company authorizes the Company to enter into Acquisition Proposal Documentation concerning a Superior Proposal; provided that (x) the Company has complied in all material respects with the applicable provisions of Section 6.04 as such provisions expressly relate to such Superior Proposal and (y) concurrently with such termination the Company enters into the Acquisition Proposal Documentation and complies with its obligations under Section 6.04(d) and Section 11.04 to pay the Go-Shop Termination Fee or the Termination Fee, as applicable;

(ii)                                  a breach of any representation or warranty or failure to perform any covenant or agreement on the part of Parent or Merger Subsidiary set forth in this Agreement shall have occurred and such breach would cause the conditions set forth in Section 9.03(a) or Section 9.03(b) not to be satisfied, and such condition is incapable of being satisfied by the End Date or, if curable, such breach is not cured by Parent prior to the earlier of (x) the twentieth (20th) Business Day after Parent’s receipt of written notice thereof from the Company or (y) the End Date; or

(iii)                               (x) the Marketing Period has ended and all of the conditions set forth in Section 9.01 and Section 9.02 have been satisfied or waived (other than those conditions that by their terms are to be satisfied at the Closing, but are then capable of being satisfied if the Closing were to occur), (y) the Company provided written notice to Parent and Merger Subsidiary that it was ready and willing to consummate the transactions contemplated by this Agreement (subject to the satisfaction of all of the conditions set forth in Article 9) and (z) Parent and Merger Subsidiary fail to consummate the Merger within two Business Days following the later of (1) the Company’s delivery of such notice and (2) the date on which the Closing should have occurred pursuant to Section 2.01(b); provided, however, that during such period of two Business Days, no Party shall be entitled to terminate this Agreement pursuant to Section 10.01(b)(i).

The Party desiring to terminate this Agreement pursuant to this Section 10.01 (other than pursuant to Section 10.01(a)) shall give notice of such termination to the other Party.

Section 10.02.                   Effect of Termination.  If this Agreement is terminated pursuant to Section 10.01, this Agreement shall become void and of no effect without liability of any Party (or any stockholder, director, officer, employee, agent, consultant or representative of such Party) to the other Parties; provided that, subject to Sections 11.04 and 11.14, no such termination shall relieve any Party of any liability for damages (which the Parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs) incurred or suffered by the other Party resulting from fraud or willful breach.  The provisions of this Section 10.02 and Sections 8.03(d) (last two sentences only), 11.04, 11.06, 11.07, 11.08, 11.09 and 11.10 shall survive any termination hereof pursuant to Section 10.01.

ARTICLE 11

MISCELLANEOUS

Section 11.01.                   Notices.  All notices, requests and other communications to any Party hereunder shall be in writing (including electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Merger Subsidiary, to:

NM Z Parent Inc.

c/o New Mountain Capital, L.L.C.

787 Seventh Ave, 49th Floor

New York, NY 10019

Attention: Matthew Holt

E-mail: mholt@newmountaincapital.com

with a copy to:

Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, New York 10004

Attention: John Sorkin and Abigail Bomba

E-mail: john.sorkin@friedfrank.com and abigail.bomba@friedfrank.com if to the Company, to:

Zep Inc.

1310 Seaboard Industrial Blvd. NW

Atlanta, Georgia 30318

Attention: Mark R. Bachmann and Valerie Barney

E-mail: mark.bachmann@zep.com and valerie.barney@zepinc.com

with a copy to:

King & Spalding LLP

1180 Peachtree Street

Atlanta, Georgia 30309

Attention:  Russell B. Richards and C. William Baxley

E-mail:  rrichards@kslaw.com and bbaxley@kslaw.com

or to such other address or e-mail as such Party may hereafter specify for the purpose by notice to the other Parties.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a Business Day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Section 11.02.                   Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Effective Time.

Section 11.03.                   Amendments and Waivers.

(a)                                 Any provision of this Agreement may be amended or waived prior to the Effective Time if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each Party to this Agreement or, in the case of a waiver, by each Party against whom the waiver is to be effective; provided that after the Company Stockholder Approval has been obtained there shall be no amendment or waiver that would require the further approval of the stockholders of the Company under Delaware Law without such approval having first been obtained.  Notwithstanding anything in this Agreement to the contrary, the definitions of “Financing Sources” and “Lenders” and the provisions of Sections 10.01, 11.04 (e), 11.04 (f), 11.04(g), 11.06(a), 11.07, 11.08, 11.09, 11.12 and this Section 11.03(a) (and any provision of this Agreement to the extent an amendment, modification, waiver or termination of such provision would modify the substance of any such Section) may not be amended, modified, waived or terminated in a manner that adversely affects the Financing Sources without the prior written consent of the Financing Sources adversely affected thereby.

(b)                                 No failure or delay by any Party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 11.04.                   Expenses; Termination Fees.

(a)                                 Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the Party incurring such cost or expense.

(b)                                 (i)                                     If this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) as a result of an Adverse Recommendation Change in respect of a Superior Proposal or by the Company pursuant to Section 10.01(d)(i) and either (A) such termination occurs on or before the No-Shop Period Start Date or (B) the Company enters into a definitive agreement with an Excluded Party with respect to a Superior Proposal in accordance with Section 10.01(d)(i) on or before the date that is the later of (I) the date that is 10 days after the No-Shop Period Start Date and (II) the date that is one day after the date on which the last Negotiation Period ends, then the Company shall pay to Parent by wire transfer of immediately available funds $8,750,000 (the “Go-Shop Termination Fee”). If (x) this Agreement is terminated by Parent pursuant to Section 10.01(c)(i) or by the Company pursuant to Section 10.01(d)(i) and (y) the Go-Shop Termination Fee is not payable pursuant to the preceding sentence, or if this Agreement is terminated by the Company or Parent pursuant to Section 10.01(b)(i) and at the time of such termination Parent would have been entitled to terminate this Agreement pursuant to Section 10.01(c)(i), then the Company shall pay to Parent by wire transfer of immediately available funds $17,500,000 (the “Termination Fee”).  The Go-Shop Termination Fee and the Termination Fee, as applicable, shall be payable by the Company in the case of a termination (I) by Parent pursuant to Section 10.01(c)(i) or Section 10.01(b)(i) if at the time of such termination Parent would have been entitled to terminate this Agreement pursuant to Section 10.01(c)(i), within one Business Day after such termination and (II) by the Company pursuant to Section 10.01(d)(i), substantially concurrently with and as a condition to such termination.

(ii)                                  If (A) this Agreement is terminated by Parent or the Company pursuant to Section 10.01(b)(iii) and at the time of termination all conditions to the consummation of the Merger set forth in Section 9.01 and Section 9.03, other than the condition set forth in Section 9.01(a), have been satisfied or waived (or are then capable of being satisfied) and (B) an Acquisition Proposal shall have been publicly announced after the date of this Agreement and not withdrawn prior to the Company Stockholder Meeting, then the Company shall promptly (but in no event more than two Business Days following receipt of an invoice therefor) reimburse Parent for all expenses and out-of-pocket costs incurred by Parent and its Affiliates in connection with this Agreement and the transactions hereby (including the Financing), by wire transfer of same day funds to one or more accounts designated by Parent (the Parties agree that in no event shall the aggregate amount of expense reimbursement pursuant to this clause exceed $5,000,000); provided, that if within twelve months following the date of such termination, the Company enters into Acquisition Proposal Documentation (which Acquisition Proposal is later consummated) or consummates an Acquisition Proposal (provided that for purposes of this proviso, each reference to “20%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds, the Termination Fee (less the amount of expense reimbursement actually paid to Parent pursuant to this Section 11.04(b)(ii)) upon the consummation of such Acquisition Proposal.

(iii)                               If this Agreement is terminated (x) by the Company pursuant to Section 10.01(d)(ii) or Section 10.01(d)(iii) or (y) by the Company or Parent pursuant to Section 10.01(b)(i), if, at the time of such termination, the Company would have been entitled to terminate this Agreement pursuant to Section 10.01(d)(ii) or Section 10.01(d)(iii), then, in each case, Parent shall pay to the Company by wire transfer of immediately available funds $33,750,000 (the “Parent Termination Fee”) within one Business Day after such termination.

(c)                                  In no event shall (i) a Termination Fee be payable if a Go-Shop Termination Fee is payable or (ii) more than one Termination Fee, Go-Shop Termination Fee or Parent Termination Fee be payable, whether or not the Termination Fee, Go-Shop Termination Fee or Parent Termination Fee, as applicable, may be payable at different times or upon the occurrence of different events.

(d)                                 The Parties acknowledge and agree that the agreements contained in this Section 11.04 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Parties would not enter into this Agreement. Accordingly, if the Company or Parent, as the case may be, fails to timely pay the amount due pursuant to this Section 11.04, and, in order to obtain such payment, the Company or Parent, as the case may be, commences a Proceeding that results in a court judgment in its favor, such paying Party shall pay to the other Party or Parties, as applicable, its reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees and expenses) in connection with such Proceeding, together with interest on the amount of such payment from the date such payment was required to be made under this Section 11.04 until the actual date of payment at a rate per annum equal to the prime interest rate published in The Wall Street Journal on the date such interest begins accruing.

(e)                                  If the Go-Shop Termination Fee or the Termination Fee is payable and paid by the Company pursuant to Section 11.04(b)(i) or Section 11.04(b)(ii), Parent and Merger Subsidiary agree that (i) Parent’s right to receive the Go-Shop Termination Fee or the Termination Fee, as applicable, from the Company shall be Parent’s and Merger Subsidiary’s sole and exclusive remedy against the Company and its Representatives relating to or arising out of this Agreement and the transactions contemplated hereby, (ii) upon payment of the Go-Shop Termination Fee or the Termination Fee, as applicable, neither the Company nor any of its Representatives shall have any further liability or obligation to Parent, Merger Subsidiary or any of their respective Representatives relating to or arising out of this Agreement or the transactions contemplated hereby, including for (A) any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the transactions contemplated by this Agreement to be consummated and (B) any consequential, special, indirect or punitive damages, and (iii) none of Parent, Merger Subsidiary, nor any other Person shall be entitled to bring or maintain any Action against the Company or any of its Representatives arising out of or in connection with this Agreement or the transactions contemplated by this Agreement (or the abandonment or termination thereof) or any matters forming the basis for such termination.  Notwithstanding the foregoing, nothing in this Section 11.04(e) shall limit the right of Parent to bring or maintain any Action for injunction, specific performance or other equitable relief to the extent provided in Section 11.14, unless and until this Agreement has been terminated and the Go-Shop Termination Fee or the Termination Fee, as applicable, has been paid in accordance with this Section 11.04.  Under no circumstances will Parent be entitled to receive both a grant of specific performance, on the one hand, and the Go-Shop Termination Fee or the Termination Fee, on the other hand.

(f)                                   If the Parent Termination Fee is payable and paid to the Company pursuant to Section 11.04(b)(iii), the Company agrees that (i) the Company’s right to receive the Parent Termination Fee plus any amounts owed pursuant to Section 8.03(d) and Section 11.04(d) (the “Recoverable Amounts”) from Parent (or from Investor pursuant to the Limited Guaranty)  shall be the Company’s sole and exclusive remedy against Parent, Investor, any Financing Source, and their respective Representatives relating to or arising out of this Agreement and the transactions contemplated hereby, (ii) upon payment of the Recoverable Amounts, none of Parent, Investor nor any Financing Source, nor any of their respective Representatives, shall have any further liability or obligation to the Company, the Company’s stockholders, or any of their respective Representatives relating to or arising out of this Agreement or the transactions contemplated hereby, including for (A) any loss suffered as a result of any breach of any covenant or agreement in this Agreement or the failure of the transactions contemplated by this Agreement to be consummated and (B) any consequential, special, indirect or punitive damages, and (iii) none of the Company, the Company’s stockholders, nor any other Person shall be entitled to bring or maintain any Action against Parent, the Investor, any Financing Source or any of their respective Representatives arising out of or in connection with this Agreement or the transactions contemplated by this Agreement (or the abandonment or termination thereof) or any matters forming the basis for such termination. Notwithstanding the foregoing, nothing in this Section 11.04(f) shall limit the right of the Company (x) to bring or maintain any Action for injunction, specific performance or other equitable relief to the extent provided in Section 11.14, unless and until this Agreement has been terminated and the Parent Termination Fee has been paid in accordance with this Section 11.04, or (y) to bring or maintain any Action against Parent or any of its Affiliates arising out of or in connection with a breach of the Confidentiality Agreement.  Under no circumstances will the Company be entitled to receive both a grant of specific performance and the Parent Termination Fee.

(g)                                  Notwithstanding anything herein to the contrary, no Financing Source shall have any liability for any obligations or liabilities of the parties hereto or for any claim (whether in tort, contract or otherwise), based on, in respect of, or by reason of, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith. In no event shall the Company or any of its Affiliates, and the Company agrees not to and to cause its Affiliates not to, (a) seek to enforce this Agreement against, make any claims for breach of this Agreement against, or seek to recover monetary damages from, any Financing Source or (b) seek to enforce the commitments against, make any claims for breach of the Debt Commitment Letter against, or seek to recover monetary damages from, or otherwise sue, the Financing Sources for any reason, including in connection with the Debt Commitment Letter or the obligations of lenders thereunder. Nothing in this Section 11.04(g) shall in any way limit or qualify the liabilities of the Financing Sources and the other parties to the Debt Financing (or the definitive documents entered into pursuant thereto) to each other thereunder or in connection therewith.

Section 11.05.                   Disclosure Letter.  The Parties agree that any reference in a particular Section of either the Company Disclosure Letter or the Parent Disclosure Letter shall be deemed to be an exception to (or, as applicable, a disclosure for purposes of) (a) the representations and warranties (or covenants, as applicable) of the relevant Party that are contained in the corresponding Section of this Agreement and (b) any other representations and warranties of such Party that are contained in this Agreement to the extent that such disclosure is set forth with such specificity that it is reasonably apparent on the face of such disclosure that such disclosure is applicable to such Sections. The mere inclusion of an item in either the Company Disclosure Letter or the Parent Disclosure Letter as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had or would reasonably be expected to have a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable.

Section 11.06.                   Binding Effect; Benefit; Assignment.

(a)                                 The provisions of this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns, and no provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the Parties and their respective successors and assigns, other than: (i) with respect to the provisions of Section 7.04 which shall inure to the benefit of the persons or entities benefiting therefrom who are intended to be third-party beneficiaries thereof, (ii) at and after the Effective Time, the rights of the holders of shares of Company Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement, and (iii) at and after the Effective Time, the rights of the holders of Company Stock Options, Company Restricted Shares, Company Performance Shares, Company Restricted Stock Unit Awards, Company Performance Stock Unit Awards, Company Share Units and Deferred Stock Units to receive the payments contemplated by the applicable provisions of Section 2.05.  Notwithstanding the foregoing, the Financing Sources shall be express third-party beneficiaries of Sections 10.01, 11.03(a), 11.04(e), 11.04(f), 11.04(g), 11.07, 11.08, 11.09, 11.12 and this Section 11.06(a).  The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties.

(b)                                 No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other Parties; provided, however, that, prior to the Closing, Parent or Merger Subsidiary may (i) assign all (but not less than all) of its rights or obligations hereunder to a wholly-owned (direct or indirect) subsidiary of Parent or Merger Subsidiary or any Affiliate of Parent or Merger Subsidiary, provided that no such assignment shall relieve the assigning Party of its obligations hereunder, and (ii) collaterally assign any or all of its rights, but not its obligations, under this Agreement to any Lender.  Nothing in this Agreement shall prevent or otherwise impede the transfer or other assignment of the equity interests in Parent or Merger Subsidiary (or both) to any Affiliate thereof.

Section 11.07.                   Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflicts of law rules of such state.

Section 11.08.                   Jurisdiction.

(a)                                 The Parties agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby (whether brought by any Party or any of its Affiliates or against any Party or any of its Affiliates) shall be brought exclusively in the Court of Chancery of the State of Delaware or, if such court shall not have jurisdiction, exclusively in any federal court located in the State of Delaware or other Delaware state court, and each of the Parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum.  Process in any such Proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court.  Without limiting the foregoing, each Party agrees that service of process on such Party as provided in Section 11.01 shall be deemed effective service of process on such Party.  Notwithstanding the foregoing, each party irrevocably agrees and consents to be subject to the exclusive jurisdiction of the United States District Court of the Southern District of New York or any New York State court, in each case, sitting in the Borough of Manhattan, and any appellate court therefrom in any suit, action or proceeding against any Financing Source arising out of, or relating to, the transactions contemplated hereby, the Debt Commitment Letter, the Debt Financing or the performance of services thereunder.

(b)                                 EACH OF PARENT, MERGER SUBSIDIARY AND THE COMPANY HEREBY IRREVOCABLY DESIGNATES THE CORPORATION SERVICE COMPANY (IN SUCH CAPACITY, THE “PROCESS AGENT”), WITH AN OFFICE AT 2711 CENTERVILLE ROAD, SUITE 400, CITY OF WILMINGTON, COUNTY OF NEW CASTLE, DELAWARE 19808 AS ITS DESIGNEE, APPOINTEE AND AGENT TO RECEIVE, FOR AND ON ITS BEHALF SERVICE OF PROCESS IN SUCH JURISDICTION IN ANY PROCEEDING WITH RESPECT TO THIS AGREEMENT OR ANY OTHER AGREEMENT EXECUTED IN CONNECTION WITH THIS AGREEMENT, AND SUCH SERVICE SHALL BE DEEMED COMPLETE UPON DELIVERY THEREOF TO THE PROCESS AGENT; PROVIDED THAT IN THE CASE OF ANY SUCH SERVICE UPON THE PROCESS AGENT, THE PARTY EFFECTING SUCH SERVICE SHALL ALSO DELIVER A COPY THEREOF TO EACH OTHER SUCH PARTY IN THE MANNER PROVIDED IN SECTION 11.01 OF THIS AGREEMENT.  EACH PARTY SHALL TAKE ALL SUCH ACTION AS MAY BE NECESSARY TO CONTINUE SAID APPOINTMENT IN FULL FORCE AND EFFECT OR TO APPOINT ANOTHER AGENT SO THAT SUCH PARTY WILL AT ALL TIMES HAVE AN AGENT FOR SERVICE OF PROCESS FOR THE ABOVE PURPOSES IN WILMINGTON, DELAWARE.  NOTHING HEREIN SHALL AFFECT THE RIGHT OF ANY PARTY TO SERVE PROCESS IN ANY MANNER PERMITTED BY APPLICABLE LAW.

Section 11.09.                   WAIVER OF JURY TRIAL.  EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, INCLUDING ANY ACTION INVOLVING THE LENDERS OR ANY OF THEIR AFFILIATES UNDER THE DEBT COMMITMENT LETTER.

Section 11.10.                   WAIVERS IRREVOCABLE.  EACH PARTY EXPRESSLY ACKNOWLEDGES THAT THE WAIVERS IN SECTION 11.08(a) AND SECTION 11.09 ARE INTENDED TO BE IRREVOCABLE UNDER THE LAWS OF THE STATE OF DELAWARE AND OF THE UNITED STATES OF AMERICA.

Section 11.11.                   Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties.  Until and unless each Party has received a counterpart hereof signed by all of the other Parties, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).  The exchange of a fully executed Agreement by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 11.12.                   Entire Agreement.  This Agreement, the Confidentiality Agreement, the Commitment Letters and the Limited Guaranty constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, among the Parties with respect to the subject matter of this Agreement.

Section 11.13.                   Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party.  Upon such a determination, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.14.                   Specific Performance.

(a)                                                                                 The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof (and, more specifically, that irreparable damage would occur if the Merger were not consummated and the Company’s stockholders and holders of Company Stock Options, Company Restricted Shares, Company Performance Shares, Company Restricted Stock Unit Awards, Company Performance Stock Unit Awards Company Share Units and Deferred Stock Units did not receive the aggregate Merger Consideration in accordance with the terms but subject to the conditions of this Agreement) and that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the Parties’ obligation to consummate the Merger and Parent’s obligation to pay, and the Company’s stockholders’ and holders of Company Stock Options’, Company Restricted Shares’, Company Performance Shares’, Company Restricted Stock Unit Awards’, Company Performance Stock Unit Awards’, Company Share Units’ and Deferred Stock Units’ right to receive, the aggregate Merger Consideration pursuant to the Merger, subject in each case to the terms and conditions of this Agreement) in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity, and the Parties further waive any requirement for the securing or posting of any bond or proof of actual damages in connection with any such remedy.

(b)                                 The right of the Company to obtain an injunction, or other appropriate form of specific performance or equitable relief, in each case, solely with respect to causing Parent to cause the Equity Financing to be funded (whether under this Agreement or the Equity Commitment Letter) and/or to consummate the Closing shall be subject to the requirements that (i) all of the conditions set forth in Sections 9.01 and 9.02 have been satisfied (other than those conditions that by their terms are to be satisfied at or shortly before the Closing (provided, such conditions would be satisfied if the Closing were to occur on any relevant date during the pendency of such action for specific performance) and those conditions that Parent’s breach of this Agreement or the Commitment Letters has caused not to be satisfied), (ii) the Debt Financing has been funded or would concurrently be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed in writing that if specific performance or other equitable relief is granted and the Equity Financing and Debt Financing are funded, then the Closing will occur.  To avoid doubt, the foregoing sentence shall not apply to or otherwise limit the right of the Company to such injunctions, specific performance or other equitable relief for obligations other than with respect to the obligations of Parent and Merger Subsidiary to cause the Equity Financing to be funded and/or to consummate the Closing.

[The remainder of this page has been intentionally left blank;
the next page is the signature page.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

ZEP INC.

By:	/s/ John K. Morgan
Name: John K. Morgan
Title: Chairman, President and Chief Executive Officer

NM Z PARENT INC.

By:	/s/ Matthew Holt
Name: Matthew Holt
Title: President

NM Z MERGER SUB INC.

By:	/s/ Matthew Holt
Name: Matthew Holt
Title: President